2002 SCOTIABANK ANNUAL REPORT	31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

32	2002 SCOTIABANK ANNUAL REPORT

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies.

     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally, fluctuations in interest rates and currency values, liquidity, regulatory developments in Canada and elsewhere, technological developments, consolidation in the Canadian financial services sector, competition, and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, business financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.

     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

CONTROLS AND PROCEDURES

Within 90 days prior to the filing of this annual report, the Bank’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (disclosure controls) and internal controls for financial reporting (internal controls), as defined under rules adopted by the U.S. Securities and Exchange Commission. This evaluation was done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with the securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and that the Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, can make timely decisions regarding such information. Internal controls are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. This permits the preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     The Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Bank’s disclosure controls or internal controls will prevent or detect all error and all fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within the Bank have been detected.

     Based on the evaluation of disclosure controls and internal controls, the Chief Executive Officer and the Chief Financial Officer have concluded that, subject to the inherent limitations noted above:

•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank is made known to management on a timely basis, and is included as appropriate in this annual report; and

•	the Bank’s internal controls are effective in providing reasonable assurance that the Bank’s consolidated financial statements are fairly presented in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

To the best of management’s knowledge and belief, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, subsequent to the date that the Chief Executive Officer and the Chief Financial Officer completed their evaluation in connection with this annual report.

2002 SCOTIABANK ANNUAL REPORT	33

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. The significant accounting policies used in preparing the Bank’s consolidated financial statements are summarized in Note 1 to those statements. Certain of those policies are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because they require management to make difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain. The following is a discussion of those policies.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s estimate of the probable losses inherent in the portfolio of deposits with banks, loan substitute securities, assets purchased under resale agreements, loans, acceptances, and other indirect credit commitments, such as letters of credit and guarantees. Management undertakes regular reviews of credit quality to determine the adequacy of the allowance for credit losses. This determination involves estimates and judgments at many levels, including identifying credits that are impaired, and considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. Changes in these estimates, or using different but also reasonable judgments and estimates, could have a direct impact on the provision for credit losses and could result in a change in the related allowance.

     In determining specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on available evidence about the individual borrower. This process requires management to make a number of significant judgments and estimates, including estimates as to the amount and timing of future cash flows, the fair value of any underlying security, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

     Specific allowances for homogenous portfolios, including credit card loans and certain personal loans, are determined on a group basis. This process involves estimating the probable losses inherent in the portfolio, using a formula method that takes into account recent loss experience of the portfolio.

     The general allowance is intended to estimate probable losses inherent in the loan portfolio that have not yet been identified on an item-by-item basis. Many factors can affect management’s estimate of the required level of the general provision, including risk rating migrations, the volatility of default probabilities, loss severity in the event of default, and exposure at default. Management considers observable data, such as economic trends and business conditions, portfolio concentrations, and recent trends in volumes and severity of delinquencies, in forming a judgment as to the quantum of any adjustments required to the general provision.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments held for trading purposes, including trading securities and derivatives, are carried at fair value, with changes in fair value recorded in the income statement. Most of these financial instruments are recorded at quoted market prices. Trading derivatives, which include derivatives transacted with customers to accommodate their risk management needs and derivatives used to generate trading income from the Bank’s proprietary trading positions, are recorded at quoted market prices, where available. Where quoted market prices are not available, fair values are determined using other valuation techniques, including discounted cash flow and option pricing models that are based on independently sourced market interest rate yield curves, foreign currency rates and option volatility factors. Management applies judgment in the selection of the models and the various inputs, as well as in the determination of any valuation adjustments to cover future risks and related costs. Any imprecision in these estimates can affect the fair value recorded.

OTHER THAN TEMPORARY IMPAIRMENT OF INVESTMENT SECURITIES

Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Investment securities are held at cost or, in the case of debt securities, at amortized cost. In circumstances where management determines that an other-than-temporary impairment of an investment security has occurred, the carrying value of the security is written down to its estimated net realizable value. This determination involves a number of judgments and estimates.

     Management’s judgment as to the existence of an other-than-temporary impairment takes into account the length of time that the market value of a security has been below its carrying value, prospects for recovery in market value, and factors such as the company’s financial condition and future prospects. Once management has determined that the security has suffered an other-than-temporary decline in value, management must form a judgment as to the estimated net realizable value of the security. In making this estimate, management considers all of the data gathered during the impairment evaluation process, as well as its plans and actions for the security.

     If different judgments and estimates were used, the determination of which securities have suffered an other-than-temporary impairment and the amount of any associated impairment charge could differ from the amounts actually recorded.

34	2002 SCOTIABANK ANNUAL REPORT

FINANCIAL HIGHLIGHTS

	2002

		Excluding charges
(As at and for the years ended October 31)	As reported	for Argentina(1)	2001	2000	1999(2)	1998

OPERATING RESULTS ($ millions)
Total revenue (TEB)(3)	10,885	10,988	10,501	9,058	8,018	7,364
Provision for credit losses	2,029	1,575	1,425	765	635	595
Non-interest expenses	5,974	5,737	5,662	5,119	4,756	4,446
Income taxes (TEB)	869	1,123	1,106	1,184	1,030	891
Net income	1,797	2,337	2,169	1,926	1,551	1,394
Preferred dividends	105	105	108	108	108	97
Net income available to common shareholders	1,692	2,232	2,061	1,818	1,443	1,297

OPERATING MEASURES (%)
Return on equity	13.0	16.6	17.3	17.6	15.3	15.3
Productivity ratio	54.9	52.2	53.9	56.5	59.3	60.4
Net interest margin (TEB)	2.34	—	2.37	2.26	2.11	2.11

BALANCE SHEET AND OFF-BALANCE SHEET INFORMATION ($ millions)
Cash and securities	76,467	—	73,444	60,130	51,084	52,400
Loans and acceptances	194,070	—	184,733	175,710	155,022	159,370
Total assets	296,380	—	284,425	253,171	222,691	233,588
Deposits	195,618	—	186,195	173,900	156,618	166,360
Subordinated debentures	3,878	—	5,344	5,370	5,374	5,482
Preferred shares	1,275	—	1,775	1,775	1,775	1,775
Common shareholders’ equity	13,502	—	12,833	11,200	9,631	9,039
Assets under administration ($ billions)	140.5	—	148.1	154.9	141.4	117.4
Assets under management ($ billions)	18.8	—	19.1	18.8	16.2	13.5

BALANCE SHEET MEASURES (%)
Tier 1 capital ratio	9.9	—	9.3	8.6	8.1	7.2
Total capital ratio	12.7	—	13.0	12.2	11.9	10.6
Common equity to risk-weighted assets	8.6	—	8.1	7.3	6.9	6.0
Net impaired loans as a % of loans and acceptances(4)	0.32	—	0.14	(0.03)	(0.10)	0.26
Specific provision for credit losses as a % of average loans and acceptances	1.05	0.82	0.68	0.46	0.31	0.34

COMMON SHARE INFORMATION
Per share ($) Basic earnings	3.36	4.43	4.12	3.67	2.93	2.64
Diluted earnings	3.30	4.35	4.05	3.63	2.90	2.61
Dividends	1.45	—	1.24	1.00	0.87	0.80
Book value	26.78	—	25.47	22.49	19.49	18.37
Share price ($)
High	56.19	—	50.50	45.65	36.90	44.70
Low	42.02	—	37.30	26.05	28.60	22.80
Close	45.88	—	43.85	43.50	33.60	32.20
Shares outstanding (thousands)
Average — Basic	504,340	—	500,619	495,472	493,136	490,914
Average — Diluted	512,752	—	508,995	501,253	498,090	496,697
End of period	504,122	—	503,795	497,965	494,252	492,089
Market capitalization ($ millions)	23,129	—	22,091	21,661	16,607	15,845

VALUATION MEASURES
Dividend yield (%)	3.0	—	2.8	2.8	2.7	2.4
Dividend payout ratio (%)	43.2	32.8	30.1	27.3	29.7	30.3
Market value to book value multiple	1.7	—	1.7	1.9	1.7	1.8
Price to earnings multiple (trailing 4 quarters)	13.7	10.4	10.6	11.9	11.5	12.2

(1)	The Bank’s results for 2002 include charges of $540 million (after tax) to account for the extraordinary political and economic crisis in Argentina and the effect that this had on the Bank’s exposures related to Argentina. Management believes that analysis of the Bank’s performance is enhanced by the exclusion of these charges because of their aggregate size and nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over-year results. However, securities regulators require that corporations advise readers that earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies. Refer to Table 24 on page 74.
(2)	Refer to footnote 1 on page 120.
(3)	Taxable equivalent basis. Refer to Glossary on page 124 for definition.
(4)	Net impaired loans are impaired loans less the allowance for credit losses, including the general allowance.

2002 SCOTIABANK ANNUAL REPORT	35

Underlying earnings strength

Scotiabank reported net income of $1,797 million in 2002, down 17% from last year. However, excluding the after-tax charges of $540 million(1) related to Argentina, underlying earnings were $2,337 million, up 8% year over year.

     Return on equity was 13.0% in 2002. Excluding the charges for Argentina, our return on equity, at 16.6%, was at the high end of our target ROE range of 15% to 17%.

     We continue to strengthen our capital base through earnings retention. After payment of dividends, we generated $587 million of capital internally in 2002, and more than $5 billion over the past five years.

(1)	Refer to Table 24 on page 74 for details of these charges.

Another dividend increase in 2002

2002 marked our 11th consecutive year of dividend growth. Dividends per share rose to $1.45 in 2002, a 17% increase over the prior year. This continues nearly four decades of annual dividend increases, reflecting the underlying growth and strength of our earnings. The steady growth in dividends is a major contributor to the high long-term returns generated for shareholders.

Excellent long-term returns for shareholders

Return to common shareholders for the year (which includes both dividends and appreciation in the price of the Bank’s common shares) was 7.8%, well above the S&P/TSX Composite Index, which declined 8%.

     The compound annualized return to common shareholders over the past five years was 11.1%, well above the S&P/TSX Banks Total Return Index. The 10-year return was even stronger at 18.3%, buoyed by the 1997 annual return of 51%. We continue to significantly outperform the S&P/TSX Composite Index.

For the financial years (%)	2002	2001	2000	1999	1998

Annual return	7.8	3.7	33.3	7.1	6.1
Five-year return (annualized)	11.1	18.9	28.4	23.6	21.7

36	2002 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE

Total Revenue

Our total revenue — net interest income and other income — showed modest growth of 3.7% this year, and a 10.9% annual growth rate over the past five years.

Net Interest Income

Net interest income on a taxable equivalent basis was $6,943 million in 2002, up $513 million or 8% from 2001, as average assets increased 9%, partly offset by a slightly lower margin.

     The Bank’s net interest margin (net interest income as a percentage of average assets) was 2.34% in 2002, a marginal decrease from 2.37% the previous year. The Canadian currency margin narrowed year over year, while the foreign currency margin widened.

     Canadian currency net interest income was $3,527 million, up $133 million or 4% year over year, as volume growth of 8% more than offset a nine basis point contraction of the margin. The latter was the result of the asset-sensitive positioning of interest rate gap exposures for the second half of the year, and a lower spread between floating rate assets and non-rate-sensitive deposits.

     Foreign currency net interest income was $3,416 million, an increase of $379 million or 12%, arising from the full-year contribution of Grupo Financiero Scotiabank Inverlat (versus three quarters in 2001), higher U.S. funding margins and an increase in average asset volumes.

OUTLOOK

An increase in Canadian currency net interest income is expected in the coming year, mainly from growth in business volumes. However, foreign currency net interest income is expected to decline because of lower U.S. funding margins and the disposition of the operations of Scotiabank Quilmes.

Assets and Liabilities

Scotiabank had the second-highest asset base of the Canadian banks, with assets of $296 billion as at October 31, up 4% over last year.

ASSETS

Average loans and acceptances (excluding resale agreements) were $159 billion, an increase of 3% from the prior year. Asset growth of $4.9 billion was concentrated in residential mortgages and personal lending, as business lending volumes declined year over year.

     Adjusted for securitizations, the underlying growth in retail lending in Canada was 9%. Residential mortgage volumes increased a substantial 10%, as the Save Now, Save Later and Ultimate Variable Rate mortgages were very popular with our customers. The Bank’s mortgage market share increased 25 basis points year over year. ScotiaLine VISA volumes grew substantially for the third consecutive year and credit card market share continued to reach record levels, growing by more than 450 basis points since the launch of this product.

     Our International personal and business loans rose 8% from 2001. Personal lending in the Caribbean grew by 11%. Scotiabank Inverlat reported strong growth in both personal and commercial lending, accompanied by growth in market share. In Scotia Capital, while volumes rose slightly in Europe, they were down in the U.S. and Canada due to more selective lending.

     Average other earning assets (excluding lending business) rose by $15 billion or 16%, of which $5 billion related to the full-year impact of the consolidation of Inverlat. These assets include securities, funds on deposits with other banks (used primarily to maintain liquidity) and resale agreements. The majority of the growth arose from securities, which increased $10 billion or 20% year over year.

2002 SCOTIABANK ANNUAL REPORT	37

Table 1 Average balance sheet and interest margin(1)

	2002		2001

Taxable equivalent basis	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Interest-bearing deposits with banks	$17.3	3.31%	$16.9	5.16%
Securities	59.8	5.61	49.7	6.63
Loans:
Residential mortgages	54.8	6.29	50.7	6.97
Personal and credit cards	21.2	8.54	18.4	10.05
Business and governments	74.7	5.86	74.9	8.20
Assets purchased under resale agreements	32.4	3.31	27.6	5.51

	183.1	5.85	171.6	7.60

Total earning assets	260.2	5.63	238.2	7.23
Customers’ liability under acceptances	8.6	—	10.3	—
Other assets	28.1	—	23.3	—

Total assets	$296.9	4.93%	$271.8	6.33%

Liabilities and shareholders’ equity
Deposits:
Personal	$75.2	3.27%	$72.7	4.54%
Business and governments	91.5	2.60	79.7	4.55
Banks	27.2	2.50	27.4	4.77

	193.9	2.85	179.8	4.58

Obligations related to assets sold under repurchase agreements	34.7	3.78	29.7	5.62
Subordinated debentures	4.7	4.37	5.3	5.68
Other interest-bearing liabilities	14.7	4.49	11.8	4.91

Total interest-bearing liabilities	248.0	3.10	226.6	4.76
Other liabilities including acceptances	34.1	—	31.5	—
Shareholders’ equity	14.8	—	13.7	—

Total liabilities and equity	$296.9	2.59%	$271.8	3.96%

Net interest margin		2.34%		2.37%

(1)	Average of daily balances.

Table 2 Volume/rate analysis of changes in net interest income

	2002 versus 2001			2001 versus 2000
	Increase (decrease) due to change in:			Increase (decrease) due to change in:

Taxable equivalent basis	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net Interest Income Assets	$1,232	$(3,809)	$(2,577)	$2,101	$(413)	$1,688
Liabilities and shareholders’ equity	(647)	3,737	3,090	(1,316)	665	(651)

Total	$585	$(72)	$513	$785	$252	$1,037

38	2002 SCOTIABANK ANNUAL REPORT

LIABILITIES

The Bank’s total average deposits were $194 billion in 2002, an increase of 8% from last year, of which $4 billion related to the full-year impact of Inverlat and growth in market share of 70 basis points in Mexico.

     Canadian currency personal deposits grew by 3% from last year, notwithstanding a 14% growth in mutual fund balances. The introduction of our Money Master High Interest Savings Account, which offers the highest savings account rate among the major banks, has been very well received by our customers.

     The Bank continued to be successful in increasing current account deposits, as growth of 13% represented the eighth consecutive year of double-digit growth.

OUTLOOK

Asset and deposit growth is expected in 2003 in Canada and in our international operations. Actions to improve profitability are expected to constrain lending volumes in Scotia Capital.

Other Income

Other income was $3,942 million in 2002, a reduction of $129 million or 3% from last year. Adjusting for the impact of the sale of the operations of Scotiabank Quilmes, and the full-year impact of the contribution of Scotiabank Inverlat, underlying other income was close to last year’s level.

     Fees from deposit, payment and card services of $836 million rose by 8% year over year, mainly in credit card-related revenues, which grew by $69 million or 33%. There was substantial growth from Scotiabank Inverlat and the Caribbean, and also from the maturity of certain credit card securitizations in Canada. Deposit service fees in Canada grew by 4% year over year, offset by lower fees from Scotiabank Quilmes.

     Revenues from investment, brokerage and trust services increased by 1%. Retail brokerage fees fell 4% year over year following a market-led decline in customer trading activity, partly offset by the impact of the Charles Schwab Canada acquisition. Customer usage of electronic trading continued to rise, although the average commission per trade was lower. Mutual fund fees grew by 8%, with increased consumer acceptance in Mexico and market share gains in Canada. This was the third consecutive year of growth in mutual fund fees.

     Credit fees grew $31 million year over year, primarily in letter of credit and guarantee fees and standby loan fees.

     Investment banking revenues, at $1,031 million, were only $14 million below the record level of last year. Record income was earned from underwriting, as well as from derivatives and foreign exchange activities.

     Net gains on investment securities fell by $38 million to $179 million in 2002. The Bank took advantage of falling interest rates to realize record bond gains during the year. There were minimal net gains in other securities, as realized gains were offset by substantial writedowns of equity and merchant banking investments.

     Securitization revenues were below those of last year, following the maturity of certain credit card and mortgage securitizations. This reduction in revenues was offset by increased earnings from credit cards and higher interest income.

     The remaining categories of other income fell by $123 million year over year, with several one-time items this year and last year. 2002 revenues included $99 million from the sale of the Bank’s merchant acquirer and smart card point-of-sale business (2001 — $65 million from the sale of the corporate trust business and $27 million from the sale of branches to Laurentian Bank), $31 million of interest on tax refunds related to prior year tax claims (2001 — $82 million), and a charge of $87 million related to Argentina.

OUTLOOK

Other income in 2002 was affected by the sale of the Bank’s merchant acquirer business, interest on tax refunds, investment securities gains and events in Argentina. Excluding these items, other income is expected to grow in 2003.

2002 SCOTIABANK ANNUAL REPORT	39

Table 3   Other income

								2002
								versus
For the fiscal years ($ millions)	2002		2001	2000		1999	1998	2001

Deposit, payment and card services
Deposit services	$445		$456	$433		$402	$372	(2)%
Card revenues	280		211	116		133	184	33
Other payment services	111		105	75		67	63	6

	836		772	624		602	619	8

Investment, brokerage and trust
Retail brokerage	304		317	389		273	286	(4)
Mutual funds	174		161	131		115	117	8
Investment management and custody	32		33	85		97	86	(2)
Personal and corporate trust	137		127	128		119	107	7

	647		638	733		604	596	1

Credit fees
Commitment and other credit fees	540		504	512		438	397	7
Acceptance fees	131		136	120		105	75	(4)

	671		640	632		543	472	5

Investment banking
Underwriting fees and other commissions	405		352	278		268	287	15
Trading revenue	439		447	326		291	100	(2)
Foreign exchange and other	187	(1)	246	152		147	125	(24)

	1,031		1,045	756		706	512	(1)

Net gain on investment securities	179	(1)	217	358	(2)	343	322	(18)
Securitization revenues	162		220	206		155	38	(26)
Other	317	(1)	447	274		230	274	(29)

Total before the undernoted	3,843		3,979	3,583		3,183	2,833	(3)
Gains on sale of businesses	99		92	82	(2)	—	25	8

Total other income	$3,942		$4,071	$3,665		$3,183	$2,858	(3)%

Percentage increase (decrease) over previous year	(3)%		11%	15%		11%	7%

(1)	The following items related to Argentine charges – Foreign exchange and other included in a gain of $4, Net gain on investment securities included a charge of $20 and Other included a charge of $87. Refer to Table 24 on page 74.
(2)	The pre-tax gain of $21 on sale of the Bank’s investment in Solidbank is included in Gains on sale of businesses, whereas in the Consolidated Statement of Income, it is reported in the Net gain on investment securities.

Table 4   Trading revenue

Taxable equivalent basis
For the fiscal years ($ millions)	2002	2001	2000	1999	1998

Reported in other income
Securities trading	$(36)	$92	$108	$67	$(48)
Foreign exchange and precious metals trading	257	216	148	150	77
Derivative and other trading	218	139	70	74	71

	439	447	326	291	100
Reported in net interest income	337	190	126	85	58

Total trading revenue	$776	$637	$452	$376	$158

% of total revenues (net interest income plus other income)	7.1%	6.1%	5.0%	4.7%	2.1%

40	2002 SCOTIABANK ANNUAL REPORT

Non-interest Expenses and Productivity

We continue to maintain tight control over expenses.

     Non-interest expenses totalled $5,974 million in 2002, an increase of $312 million or 6% from last year. This included $293 million due to the inclusion of Scotiabank Inverlat for a full year, and a loss of $237 million on the sale of the operations of Scotiabank Quilmes. Partially offsetting this, operating expenses in Scotia-bank Quilmes were $158 million lower this year as a result of the devaluation of the Argentine peso and the disposition of operations in September. As well, the Bank recognized expense recoveries of $66 million upon the settlement of prior period claims for tax credits. Adjusting for these items, underlying operating expenses were virtually flat year over year.

     Salaries and staff benefits were $3,344 million, up $124 million or 4% from last year. Much of this growth was due to the inclusion of Scotiabank Inverlat for a full year, partially offset by lower costs for Scotiabank Quilmes. Excluding these, remuneration and benefit costs increased 2% from 2001. This arose from modest growth in the Bank’s normal merit program and higher pension costs, partly offset by lower performance- and stock-based compensation, and the impact of outsourcing initiatives.

     Premises and technology costs increased $50 million or 4% to $1,183 million, mostly from technology-related spending. A substantial portion of this growth was related to the base fees paid to IBM for outsourced technology services. These higher fees were more than offset by lower expenses in other categories. In addition, IBM is providing new services, enabling the Bank to deliver more offerings to customers.

     Communications and marketing and Other expenses declined 8% in 2002. Adjusting for the impact of Scotiabank Inverlat, Scotiabank Quilmes, and the tax-related expense recoveries, expenses were still 8% below last year’s levels, due to lower capital taxes and decreases in several other expense categories.

     A generally accepted measure of efficiency in the banking industry is the productivity ratio, which represents the non-interest expenses incurred to earn a dollar of revenue; the lower the ratio, the better the efficiency. Scotiabank’s productivity ratio, at 54.9% in 2002, continues to lead the industry in Canada.

OUTLOOK

     A moderate rise in underlying operating expenses is expected in 2003, in line with business growth and inflation. Selective investments in new products and systems will be balanced with cost containment initiatives. We expect the productivity ratio to remain below the target of 58%.

Taxes

     The Bank is subject to a variety of taxes, including direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the Bank operates, and several indirect taxes. Taxes incurred by the Bank in 2002 totaled $1.3 billion (taxable equivalent basis), a reduction of $273 million from the prior year.

     The overall reduction in taxes occurred primarily in the provision for income taxes. The effective income tax rate declined from 27.5% in 2001 to 23.0% in 2002, due primarily to a 2.7% reduction in the Canadian federal and provincial tax rates and higher tax-exempt dividend income.

     Indirect taxes totaled $431 million in 2002, a reduction of $36 million year over year. This was largely due to lower capital taxes in subsidiaries, the elimination of capital taxes in Alberta, and a lower capital base following the redemption of certain debentures and preferred shares during the year.

     Total government levies and taxes of $1.3 billion represented approximately 39% of our pre-tax income.

OUTLOOK

     The effective tax rate is expected to decline modestly, in line with the anticipated reduction in Canadian tax rates.

2002 SCOTIABANK ANNUAL REPORT	41

Table 5   Non-interest expenses and productivity

						2002
						versus
For the fiscal years ($ millions)	2002	2001	2000	1999	1998	2001

Salaries and staff benefits
Salaries	$2,925	$2,856	$2,594	$2,297	$2,193	2%
Pension and other staff benefits	419	364	350	330	308	15

	3,344	3,220	2,944	2,627	2,501	4

Premises and technology
Net premises rent	192	200	179	187	172	(4)
Premises repairs and maintenance	53	49	39	39	40	8
Property taxes	57	59	55	61	55	(4)
Computer equipment, software and data processing	456	404	309	328	329	13
Depreciation	243	243	267	254	225	—
Other premises costs	182	178	146	138	137	2

	1,183	1,133	995	1,007	958	4

Communications and marketing
Advertising and promotion	105	118	90	87	72	(11)
Telecommunications	74	75	62	66	57	(1)
Travel and business development	103	99	86	79	81	3
Stationery, postage and courier	207	210	190	175	156	(2)

	489	502	428	407	366	(3)

Other
Capital taxes	50	87	93	91	97	(42)
Business taxes and deposit insurance	118	121	83	115	141	(2)
Employee training	42	43	34	28	31	(2)
Amortization of goodwill and other intangibles	28	52	28	23	23	(45)
Other	483	504	548	478	329	(5)

	721	807	786	735	621	(11)

Total before the undernoted	5,737	5,662	5,153	4,776	4,446	1
Loss on disposal of subsidiary operations(1)	237	—	—	—	—	n/a
Restructuring provision – acquisitions	—	—	(34)	(20)	—	—

Total non-interest expenses	$5,974	$5,662	$5,119	$4,756	$4,446	6%

Productivity ratio	54.9%	53.9%	56.5%	59.3%	60.4%

(1)	Refer to Table 24 on page 74.

Table 6   Income and other taxes

							2002
							versus
For the fiscal years ($ millions)	2002		2001	2000	1999	1998	2001

Income taxes
Provision for income taxes	$601	(1)	$876	$990	$867	$762	(31)%
Taxable equivalent adjustment	268		230	194	163	129	16

Taxable equivalent provision	869		1,106	1,184	1,030	891	(21)

Other taxes
Payroll taxes	149		149	146	143	133	—
Property taxes	57		59	55	61	55	(4)
Capital taxes	50		87	93	91	97	(42)
Business taxes and deposit insurance	118		121	83	115	141	(2)
Goods and services tax	57		51	52	52	54	11

Total other taxes	431		467	429	462	480	(8)

Total taxes(2)	$1,300		$1,573	$1,613	$1,492	$1,371	(17)%

(1)	Provision for income tax included a recovery of $254 related to Argentine charges. Refer to Table 24 on page 74.
(2)	Comprised of $818 of Canadian taxes (2001 — $1,043; 2000 — $1,175; 1999 — $1,017; 1998 — $940) and $482 of foreign taxes (2001 — $530; 2000 — $438; 1999 — $475; 1998 — $431).

42	2002 SCOTIABANK ANNUAL REPORT

Credit Quality

IMPAIRED LOANS

Net impaired loans were $620 million as at October 31, 2002, an increase of $361 million from a year ago. This increase arose entirely from the U.S. portfolio, reflecting difficult credit conditions, particularly in telecommunications and, more recently, in the power and energy trading sector.

     As shown in Table 7 at the right, net impaired loans as a percentage of loans and acceptances were 0.32% at October 31, 2002, compared to 0.14% last year.

     In Domestic Banking in Canada, the retail loan portfolio remained in excellent condition throughout the year. The commercial business loan portfolio improved during the year, as gross impaired loans fell by $107 million to $225 million.

     In International Banking, gross impaired loans decreased by $663 million to $1,572 million. Of this decline, $592 million was in Latin America, reflecting a lower level of problem loans in Mexico and a decrease in impaired loans as a result of the sale of our operations in Argentina. Impaired loans rose slightly in the Caribbean, reflecting growth in the lending portfolio, but fell substantially in Asia as a result of improved credit conditions.

     In Scotia Capital, credit conditions remained weak throughout the year in the U.S. portfolio, particularly in the telecommunications sector and, more recently, in the power and energy trading sector. As a result, U.S. gross impaired loans increased by $408 million to $1,688 million.

SPECIFIC PROVISION FOR CREDIT LOSSES

In 2002, the specific provision for credit losses rose to $2,029 million from $1,250 million last year. This year’s provision included $454 million related to the Bank’s exposure to Argentina. Excluding this, the specific provision was $1,575 million.

     Domestic Banking provisions were $282 million compared to $283 million last year, as credit quality remained in excellent condition in the domestic retail portfolio and stable in commercial lending.

     In International Banking, apart from Argentina, credit quality improved across all the regions during the year, with the provision declining to $69 million from $250 million in 2001.

     In Scotia Capital, the specific provision rose by $493 million over the prior year to $1,247 million in 2002. This increase was entirely in the U.S. portfolio, with the elevated level of provisioning reflecting the increase in impaired loans in the telecommunications and power and energy trading sectors. As well, like many other financial institutions, the Bank was affected by the well-publicized financial irregularities of several U.S. borrowers.

GENERAL ALLOWANCE

The general allowance for credit losses remained unchanged during 2002 at $1,475 million or 0.89% of risk-weighted assets.

OUTLOOK

During 2003, the Bank expects the overall level of specific provisions to drop significantly with the reduction in the Bank’s exposure to Argentina. Conditions within certain sectors of Scotia Capital’s U.S. portfolio are expected to remain difficult. In particular, the power and energy trading sector will be marked by continuing uncertainty. However, on balance, excluding Argentina, the Bank’s credit losses in 2003 are expected to drop moderately from 2002 levels.

2002 SCOTIABANK ANNUAL REPORT	43

Table 7   Impaired loans by business line(1)

	2002

	Allowance
	for credit
As at October 31 ($ millions)	Net	losses(2)	Gross	2001	2000	1999	1998

Domestic
Retail	$99	$(188)	$287	$258	$270	$332	$356
Commercial	106	(119)	225	332	343	396	534

	205	(307)	512	590	613	728	890

International(2)
Latin America	223	(772)	995	1,587	432	248	239
Caribbean	200	(129)	329	283	261	229	215
Asia	79	(85)	164	302	341	285	287
Europe	55	(29)	84	63	66	55	35

	557	(1,015)	1,572	2,235	1,100	817	776

Scotia Capital Canada	74	(53)	127	203	111	127	247
United States	1,225	(463)	1,688	1,280	865	694	361
Other	34	(79)	113	156	76	39	42

	1,333	(595)	1,928	1,639	1,052	860	650

Gross impaired loans			4,012	4,464	2,765	2,405	2,316
Allowance for credit losses
— specific and country risk(2)		(1,917)		(2,730)	(1,526)	(1,261)	(1,295)

	2,095			1,734	1,239	1,144	1,021
Allowance for credit losses
— general	(1,475)	(1,475)		(1,475)	(1,300)	(1,300)	(600)

Net impaired loans after general allowance	$620			$259	$(61)	$(156)	$421

Net impaired loans as a % of loans and acceptances	0.32%			0.14%	(0.03)%	(0.10)%	0.26%
Allowance for credit losses as a % of gross impaired loans		85%		94%	102%	107%	82%

(1)	Interest recorded as income on impaired loans was $38 (2001 — $55; 2000 — $62; 1999 — $28; 1998 — $29). This amount related to the international portfolios.
(2)	Includes designated emerging market gross impaired loans and offsetting country risk provision of $25 at October 31, 2002 (2001 — $25; 2000 — $24; 1999 — $25; 1998 — $25).

Table 8   Provisions for credit losses

For the fiscal years ($ millions)	2002		2001	2000	1999		1998

Specific provisions for credit losses Net specific provisions	$2,198		$1,373	$878	$623		$552
Recoveries	(169)		(123)	(113)	(138)		(57)

Net specific provisions for credit losses	2,029	(1)	1,250	765	485		495
General provision	—		175	—	150	(2)	100

Total net provisions for credit losses	$2,029		$1,425	$765	$635		$595

(1)	Excluding provision for credit losses related to Argentina, net specific provisions were $1,575 in 2002.
(2)	Refer to footnote (1) on page 120.

44	2002 SCOTIABANK ANNUAL REPORT

Capital Management

Scotiabank’s capital base continued to grow in 2002 and, at year end, our capital ratios remained among the strongest of the major Canadian banks. The strong capital base fosters confidence in the Bank by contributing to its ongoing safety, supporting its high credit ratings and ensuring that it can take advantage of potential growth opportunities as they arise. Scotiabank has successfully balanced these demands while generating excellent returns for shareholders.

     The capital management process considers expected changes in balance sheet and risk-weighted assets, capital mix (Tier 1 versus Tier 2), leverage, future investment plans and the need to earn a good return for shareholders.

THE COMPONENTS OF CAPITAL

Capital adequacy standards for Canadian banks are set by the Office of the Superintendent of Financial Institutions (OSFI), and are consistent with international standards. Bank regulatory capital has two parts:

•	Tier 1 capital, which consists primarily of common shareholders’ equity, non-cumulative preferred shares and trust securities; and

•	Tier 2 capital, which consists mainly of subordinated debentures and a portion of the general allowance.

Tier 1 capital, which is more permanent, is the principal focus of markets and regulators.

CAPITAL RATIOS

Capital ratios are the primary indicator of the adequacy of the Bank’s capital levels. These ratios are calculated by dividing each of the components of regulatory capital by risk-weighted assets. Close attention is paid to levels of both risk-weighted assets and the capital base.

     Scotiabank’s Tier 1 ratio strengthened substantially from the previous year, by 60 basis points, to 9.9% as at October 31, 2002, notwithstanding the charges relating to Argentina. The total capital ratio, at 12.7%, was 30 basis points lower than last year due to the redemption of debentures. Both ratios remained among the highest of the major Canadian banks.

     Scotiabank’s strong capital ratios resulted from maintaining high absolute capital levels and limiting the growth in risk-weighted assets, primarily in the corporate loan portfolio.

TIER 1 CAPITAL

Tier 1 capital grew by $1.1 billion during the year to $16.4 billion:

•	Retained earnings rose by $587 million. Earnings net of dividends of $960 million were reduced by the premium paid on the purchase of common shares under a normal course issuer bid ($154 million), unrealized foreign exchange losses ($137 million) and the effect of the adoption of new accounting standards ($76 million).

•	The non-controlling interest in subsidiaries increased due to the issuance of $750 million in Scotiabank Trust Securities (BaTS II), and higher retained earnings in Scotiabank Inverlat.

•	Partly offsetting these was the redemption of $500 million of non-cumulative preferred shares (Series 6 and 7).

Over the past six years, $6.3 billion in capital has been internally generated as a result of record net income levels. This track record of internal capital generation continues to be among the best in the banking system in Canada.

TIER 2 CAPITAL

Tier 2 capital decreased by $1.5 billion due to the redemptions of three debenture issues over the course of the year. As well, slightly higher amortizations of debentures were mostly offset by lower deductions from capital for first-loss facilities associated with securitizations.

PENDING REGULATORY DEVELOPMENTS

Based on widespread concerns within the global financial community, significant revisions were made to the risk calibrations in the proposed Basel capital accord. Concurrently, the Basel Committee has undertaken an extensive quantitative impact study involving more than 300 internationally active banks before finalization of the accord. A final consultative paper is expected in the spring of 2003, and it is anticipated that the accord will be finalized in late 2003, with an implementation date of late 2006. OSFI has noted, however, that for Canadian banks opting for the “internal ratings-based approach,” the pro-forma implementation date will be November 2005 – one year prior to the implementation date set by the Basel Committee.

OUTLOOK

We expect to maintain our strong capital ratios and to manage our capital carefully, continuing to replace subordinated debentures and preferred shares with more cost-effective capital instruments.

2002 SCOTIABANK ANNUAL REPORT	45

Table 9   Regulatory capital

As at October 31 ($ millions)	2002	2001	2000	1999	1998

Tier 1 capital
Common shareholders’ equity	$13,502	$12,833	$11,200	$9,631	$9,039
Non-cumulative preferred shares	1,275	1,775	1,775	1,775	1,775
Non-controlling interest in subsidiaries(1)	1,912	1,086	729	198	173
Less: Goodwill	(299)	(400)	(297)	(138)	(148)

	16,390	15,294	13,407	11,466	10,839

Tier 2 capital
Subordinated debentures (net of amortization)	3,372	4,933	4,990	5,114	5,139
Eligible amount of general allowance(2)	1,448	1,442	1,171	1,067	600

	4,820	6,375	6,161	6,181	5,739

Less: Investments in associated corporations and other items	(250)	(329)	(539)	(742)	(575)

Total capital	$20,960	$21,340	$19,029	$16,905	$16,003

Total risk-weighted assets ($ billions)	$165.4	$164.8	$156.1	$142.3	$150.8

Capital ratios
Tier 1 capital ratio	9.9%	9.3%	8.6%	8.1%	7.2%
Total capital ratio	12.7%	13.0%	12.2%	11.9%	10.6%

(1)	Includes Scotiabank Trust Securities (BaTS), an innovative capital instrument.
(2)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets. Prior to October 2001, this limit was 0.75%.

Table 10   Capital generation

For the fiscal years ($ millions)	2002	2001	2000	1999		1998

Internally generated capital
Net income	$1,797	$2,169	$1,926	$1,551	(1)	$1,394
Other amounts credited (charged) to retained earnings(2)	(373)	38	160	(475	)(1)	147

Capital from operations	1,424	2,207	2,086	1,076		1,541
Dividends	(837)	(729)	(604)	(537)		(490)

	587	1,478	1,482	539		1,051

External financing
Subordinated indebtedness	(1,561)	(57)	(124)	(25)		523
Preferred shares	(500)	—	—	—		307
Innovative Tier 1 capital instruments(3)	750	—	500	—		—
Common shares	82	155	87	53		58

	(1,229)	98	463	28		888

Other(4)	262	735	179	335		(141)

Total capital generated (used)	(380)	2,311	2,124	902		1,798
Total capital, beginning of year	21,340	19,029	16,905	16,003		14,205

Total capital, end of year	$20,960	$21,340	$19,029	$16,905		$16,003

(1)	Refer to footnote (1) on page 120.
(2)	Refer to footnote (4) on page 81.
(3)	Innovative Tier 1 capital instruments (Scotia BaTS) issued through BNS Capital Trust and Scotiabank CapitalTrust.
(4)	Represents eligible general allowance and adjustments to regulatory capital, such as inclusion of non-controlling interest in subsidiaries, less deductions for goodwill, securitization-related amounts and investments in associated corporations.

46	2002 SCOTIABANK ANNUAL REPORT

BUSINESS LINES

Our core purpose is to be the best at helping customers become financially better off by providing relevant solutions to their unique needs.

Domestic Banking

Domestic Banking had a strong year in 2002. Net income grew 19% to $1,142 million, resulting in a ROE of 33%.

RETAIL, SMALL BUSINESS AND COMMERCIAL

Retail Banking posted excellent results, with strong loan demand and high credit quality, and was the largest contributor to the year-over-year growth in Domestic Banking.

     Our strategy remains focused on growing customer revenues, in particular by strengthening relationships with existing retail, small business and commercial clients, offering integrated, total enterprise financial solutions.

WEALTH MANAGEMENT

Retail Brokerage and Private Client Group revenues fell slightly, while fees from Mutual Funds grew moderately. We continue to invest for future growth in our Wealth Management business, particularly our financial planning and Private Client Group initiatives. In response to difficult market conditions, we also focused on a number of revenue and cost initiatives.

     Our strategy for Wealth Management centres on providing a range of client-focused financial solutions through an integrated team of professionals. Superior service is the key to the group’s success in delivering financial solutions and plans to customers, emphasizing two-way referrals with other groups in Domestic Banking.

International Banking

International Banking’s overall performance reflected the diverse circumstances and inherent strengths in each of the three regions. Net income was $125 million, or $665 million excluding the charges for Argentina. We had record earnings in the Caribbean and Central America and in Asia. In Latin America, growth in Mexico was offset by losses in Argentina as we sold the operations of Scotiabank Quilmes.

     Our strategy for International Banking is to invest resources in high-growth markets, where we anticipate increased demand for financial services. We will continue to invest in technology and sales-focused initiatives, leveraging best practices across our multinational network, and to build customer satisfaction.

Scotia Capital

Scotia Capital remained profitable despite challenges in the U.S. corporate loan portfolio. Net income was $380 million, down 45% from last year. Global Trading had another very strong year, accompanied by a solid contribution from other Canadian wholesale operations. However, results in the U.S. were adversely affected by a higher level of loan losses.

     Our strategy for Scotia Capital has three main elements: to aggressively manage credit risk to reduce loan losses, particularly in the United States; to incrementally change our product mix from capital-intensive lending to more capital-efficient products; and, to deepen client relationships through cross-selling multiple products.

Business Line Summary

	2002

		Excluding charges
Net income ($ millions)	As reported	for Argentina	2001	2000

Domestic Banking	$1,142	$1,142	$960	$882
International Banking	125	665	489	364
Scotia Capital	380	380	686	650
Other(1)	150	150	34	30

Total net income	$1,797	$2,337	$2,169	$1,926

(1)	Refer to Note 19 on page 100 for a description of the items included in Other.

2002 SCOTIABANK ANNUAL REPORT	47

DOMESTIC BANKING RETAIL, SMALL BUSINESS AND COMMERCIAL

Domestic Banking had another excellent year. Increased productivity in our delivery network, targeted product offerings and our constant focus on customer satisfaction and first-rate execution allowed us to generate exceptional growth in mortgages and personal lending.

2002 marked our third consecutive year as the leader in customer satisfaction1. Equally impressive is that our lead is growing — the gap between Scotiabank and our biggest competitors increased by more than 3% over last year (7.3% in 2002 vs. 4.1% in 2001) and has more than doubled over the last two years. In 2002, the percentage of Scotiabank customers who rated their service as “Excellent” increased to 31.3%, up from 27.1% in 2001.

[1]	Market Facts of Canada’s independent research study, Customer Service Index.

Retail Banking

STRATEGY

To provide unique, relevant solutions for all of our customers’ financial needs across the “four cornerstones” of day-to-day banking, borrowing, investing and protection. These are delivered through a nationwide network of branches, ABMs and call centres, as well as telephone and online service.

PRIORITIES

Maintain leadership in customer satisfaction. High levels of customer satisfaction are important indicators of customers’ intention to maintain, increase and refer business. We are committed to excellence in customer service and focusing on what our customers tell us matters most —valuing their business, consistency, accuracy and more. In addition to regular external surveys, we also monitor customer satisfaction daily, using an internal survey of approximately 100,000 customers each year. Feedback is used to focus our ongoing efforts to improve; for example, best practices from highly rated branches are shared across the network.

Increase productivity and sales capacity. Increased capacity means more time with our customers, and better results. On average, sales per sales officer were up 30% over last year. These gains resulted in part from redesigning systems and processes to save time; for example, renewal time for products like cashable GICs has been reduced by roughly 40%. As well, our segmentation and analytic capabilities enable us to drive greater sales force productivity by focusing our efforts on the right customers with the right product and service offerings.

     Our sales discipline leverages this increased productivity, focusing on rewarding the right behaviour and activities —addressing customers’ needs, not just selling products.

Provide innovative, market-leading products and services. We continue to focus on delivering innovative solutions and strategies to meet the needs of our customers. Day-today banking services, such as our one-of-a-kind Scotia Simple Switch Service, and home-ownership solutions, such as our Save Now, Save Later mortgage, have helped us achieve gains in market share in these relationship-building areas. We also focus on meeting borrowing needs with revolving credit products, such as our new Classic VISA with cash back, providing our customers with ongoing solutions to their needs, while generating sustainable revenues. To help our customers protect their families from the burden of debt in the event of critical illness or death, we introduced several new insurance products. As well, we’re helping our customers get ahead by investing regularly with our Hands Off account, a pre-authorized investment program.

Maintain excellent credit quality. Our risk profile has been best-in-class among Canada’s major banks for the past three years, with a loan loss ratio that is well below the average of our peer group. The way we design our products and services helps strengthen our risk profile; for example, over half of our ScotiaLine credit portfolio is fully secured.

48	2002 SCOTIABANK ANNUAL REPORT

ACHIEVEMENTS

•	We saw an impressive 10% growth in our residential mortgage portfolio, compared to market growth of 7%.

•	Our new Money Master High Interest Savings account has been very successful, with more than 100,000 accounts opened since its launch just over a year ago.

•	Our ability to manage proactive contact with our customers was recognized by the Data Warehousing Institute. We received prestigious international awards for data mining and data warehousing.

•	Scotiabank was the only Canadian company to receive a 1to1® Innovator Award presented by Peppers and Rogers Group. This international award honoured Scotia Applause, our employee recognition program, as an outstanding customer-driven solution.

Small Business Banking

STRATEGY

To serve all of the personal and business financial needs of our small business customers by providing access at every branch — through a sales force of 1,500 small business bankers located across Canada — via technology, and using alliances to attract new customers.

PRIORITIES

Increase customer satisfaction through efficient service. We launched “Ask the Resource Centre for Business,” a Web-based tool for our small business sales and service staff that answers most small business-related questions. Since its launch, we’ve addressed over 20,000 questions, more than 80% of which were answered promptly.

Provide relevant and innovative products. We were the first bank to offer our small business customers cash back for their term loans, in addition to 1% off the interest rate for operating loans. During the first six months of this program, our small business loan authorizations were almost 50% higher than for the same period last year.

ACHIEVEMENTS

•	The number of small business borrowers increased 14% during the year, and the number of activated online customers grew by 47%.

•	Scotiabank sponsored 13 seminars reaching more than 1,000 small business owners across Canada, providing information and a forum to discuss topical issues.

Commercial Banking

STRATEGY

To provide a full range of credit and non-credit services and work one-on-one with our mid-market and independent business customers at the local level to tailor complete banking solutions.

PRIORITIES

Enhance sales focus and capacity. We introduced a new sales management model, moving from a product focus to one that centres on critical customer priorities to provide tailored solutions. As well, to improve the efficiency and effectiveness of our sales force, we streamlined workload and administration, further automated financial and regulatory reporting, and successfully implemented our mobile workforce initiative.

Profitably grow our loan portfolio. We continue to maintain high underwriting standards, focusing on meeting return targets, not just growing loan volumes. We are working closely with other business units, including our subsidiary, RoyNat Capital, the leading merchant bank in the Canadian mid-market, to increase referrals.

Exploit niche markets and segments. Web-based tools have been developed to analyze the commercial marketplace and identify high-value customers and prospects in specific geographic areas and niche markets, such as independent business, real estate banking and agriculture.

ACHIEVEMENTS

•	An independent survey of Canadian mid-market business showed Scotiabank had high overall satisfaction levels, with top-tier loyalty and value perceptions, compared to the other major banks. As well, we ranked number one for the quality of our account managers.

Electronic Banking and e-Commerce

STRATEGY

To provide customers with innovative technological solutions to meet their financial needs, and to explore alliances and investments in companies with technologies that we can leverage throughout the Scotiabank Group.

PRIORITIES

Enhance online functionality. Online banking use continues to grow rapidly. We introduced more than 50 enhancements to our electronic channels this year, including the ability to e-mail personal payments.

Seamlessly integrate delivery channels. A greater range of services is being offered to customers through all delivery channels, making integrated communications and the management of customer information across delivery channels a key priority.

Enhance electronic banking and e-commerce capabilities for large customers. In 2002, we fully launched ScotiaConnect, our Web-based electronic banking service for larger businesses, which forms the platform for a complete suite of online services. Priorities for 2003 include integration of wire transfer and electronic funds transfer capabilities into ScotiaConnect.

STRATEGIC INVESTMENTS

Several new investments in technology companies were made in 2002, such as Blue Pumpkin Software, which offers workforce optimization software and service solutions for our call centres.

2002 SCOTIABANK ANNUAL REPORT	49

Financial Performance

Domestic Banking, which includes Wealth Management, generated net income of $1,142 million in 2002, a substantial $182 million or 19% increase from the solid results last year. This business line accounted for almost half of the Bank’s total net income, excluding the charges related to Argentina. Return on equity was excellent at 33%.

     Underpinning the growth was the expansion of retail loans and deposits. Domestic retail assets recorded substantial growth of 9% this year, led by residential mortgages and revolving credit, resulting in market share gains in both these areas. Growth in retail deposits, while moderated by customers’ preference for mutual funds, was still solid, particularly in the new Money Master High Interest Savings account.

     There was a modest decline in business lending, a result of weakness in the economy and a greater focus on profitability. Business deposits grew strongly by 14%, continuing the double-digit growth trend of the past several years.

REVENUES

Net interest income rose by 9% or $270 million to $3.4 billion, a result of strong growth in loan balances as well as a widening margin.

     In 2002, other income was $1,599 million, up slightly from last year. Other income included a one-time gain of $99 million from the sale of the merchant acquirer and smart card point-of-sale businesses. This compares with the gain of $65 million recognized last year from the sale of the corporate trust business, and $27 million from the sale of retail branches in Quebec to Laurentian Bank.

     In addition, there was growth in several categories, including retail transaction-based and electronic banking fees and commercial credit fees. These increases were partly offset by lower retail brokerage fees, reflecting the continuation of a market-led decline in client trading.

Revenue by area

($ millions)	2002	2001	2000

Retail	$3,007	$2,745	$2,527
Small Business & Commercial	1,270	1,198	1,253
Wealth Management	727	774	858

Total revenue	$5,004	$4,717	$4,638

NON-INTEREST EXPENSES

Operating expenses were $2,953 million in 2002, virtually unchanged from last year, as costs were well controlled. Normal growth in salaries and volume-based growth in expenses, such as mortgage acquisition costs, were mostly offset by reductions in several categories, such as CDIC premiums and advertising. This resulted in an improvement of 3.5% in the productivity ratio to 59.0%.

CREDIT QUALITY

Credit quality remained excellent in retail and stable in the commercial portfolios. The provision for credit losses was $282 million, virtually unchanged from last year, and was only 30 basis points of total assets. We continue to have the lowest level of retail loan losses among the major banks at 21 basis points of total assets, excluding government student loans.

Outlook

We expect modest growth in our retail, small business and commercial banking areas in 2003, excluding the gain on sale of the merchant acquirer business realized in 2002. Asset growth should moderate from this year’s high levels, but we will continue to enhance sales productivity and keep costs well controlled.

Domestic Banking	2002	2001	2000

Financial performance ($ millions)
Net interest income	$3,405	$3,135	$2,932
Other income	1,599	1,582	1,706
Provision for credit losses	(282)	(283)	(210)
Non-interest expenses	(2,953)	(2,947)	(2,972)
Income taxes	(627)	(527)	(574)
Net income	$1,142	$960	$882
Return on equity (%)	33.0	28.1	28.2
Average earning assets ($ billions)	93	90	89
Productivity ratio (%)	59.0	62.5	64.1
Vital statistics
Staffing	20,564	20,948 (1)	23,299
Number of branches	984	1,021	1,131
Number of ABMs	2,188	2,182	2,086
Number of Scotia OnLine users	906,601	619,766	294,757
Number of Scotia OnLine transactions	66,921,834	38,618,060	19,182,468
Number of TeleScotia transactions	35,738,191	35,506,549	34,627,751

(1)	Restated to exclude staff transferred to Shared Services.

50	2002 SCOTIABANK ANNUAL REPORT

DOMESTIC BANKING WEALTH MANAGEMENT

We continued to invest in our businesses, despite the volatile markets that affected the entire wealth management industry this year. Scotiabank’s Wealth Management division addressed this challenge by focusing on a number of revenue and cost initiatives to improve performance and ensure that we are well positioned for future growth. We also implemented a Business Excellence Program to identify opportunities for re-engineering operations and using technology to drive efficiencies and reduce costs.

We continued to refine the financial planner and Private Client Group initiatives as key delivery strategies, using financial planning to drive sales and service activity. Both programs gained significant momentum after being launched early in the fiscal year. We are building our partnership with Retail Banking to identify clients with more complex needs and deliver full financial solutions on both sides of their balance sheet.

Retail Brokerage

STRATEGY

To deliver a superior client experience across a full range of offerings in full-service brokerage and direct investing services and build revenue by growing fee-based business and deepening relationships with clients through two-way referrals with other groups in Domestic Banking.

PRIORITIES

Build ScotiaMcLeod as the overall brokerage brand. ScotiaMcLeod is now the brand name for both full-service and self-directed brokerage; we rebranded our self-directed brokerage as ScotiaMcLeod Direct Investing. Another strategic move in 2002 was the acquisition of Charles Schwab Canada. As part of the Schwab acquisition, we have implemented a national Asian service platform to serve self-reliant clients in both Mandarin and Cantonese.

Expand the financial planner initiative. Our market-leading financial planner initiative, in partnership with Retail Banking, continues to build momentum, with referrals nearing $2.7 billion this year. ScotiaMcLeod’s 400 financial planners, partnered with Bank sales officers, offer total financial solutions covering both investing and borrowing needs to clients with investable assets of more than $100,000. This initiative has helped us uncover two-way referral opportunities and deepen client relationships.

Enhance online capabilities. In 2002, enhancements for self-directed clients included expanded trading functionality, such as options and short selling, and tools such as Sounding Board, an educational asset allocation feature. In addition, all online brokerage clients now have access to charting and alerts, in-depth research and the ability to make RRSP contributions online.

Focus on revenue and cost initiatives. We implemented more than 50 separate initiatives to improve results through better pricing discipline, cost reductions and greater operational efficiencies.

Grow fee-based business. The Sovereign and LifePoints investment programs, introduced late in fiscal 2002, have been our most successful product launches to date, complementing our other fee-based programs (Summit, Pinnacle, Partnership Plus and iPartner).

2002 SCOTIABANK ANNUAL REPORT	51

ACHIEVEMENTS

•	We signed up close to 40,000 full-service accounts for online services in 2002, tripling our online account penetration to 60,000 accounts.

•	In Direct Investing, we have been recognized in industry ratings for the quality of our service and online research and tools.

•	Despite the difficult market environment, fee-based assets grew 26% this year and now comprise nearly 10% of our overall assets under management.

Mutual Funds

STRATEGY

To build mutual fund sales and market share by improving client service and better supporting sales officers with additional training. A full range of proprietary and select third-party funds is distributed through the Retail Banking branch network and ScotiaMcLeod offices across Canada.

PRIORITIES

Improved client service. This year, mutual funds specialists were added to our call centres to assist clients with specific questions regarding our funds.

Streamline investment offerings. Scotia Mutual Funds merged four funds this year to reduce overlap in mandates. This simplified the investment choices for customers while generating further economies of scale. In addition, the advisor for most Scotia Mutual Funds index portfolios was changed to State Street Global Advisors, an industry leader in index investing.

Improve support for Scotiabank sales officers. New Web-based development training for branches and call centres proved to be very effective, and another five modules will be introduced in 2003. In addition, our investment field consultants continue to support branch staff in the sales process, and contributed to the 12% year-over-year growth in the number of client asset allocation accounts.

ACHIEVEMENTS

•	Scotiabank was ranked second (out of 18 mutual fund companies) in client service by Dalbar, an independent mutual funds industry rating service.

•	Among the banks, we were #2 in mutual fund asset growth for the year; our market share increased to 10.5% at year end.

•	There was a 20% increase in pre-authorized contribution plans.

Scotia Private Client Group (SPCG)

STRATEGY

To leverage fully integrated delivery capabilities across trust and estate services, discretionary investment management, private banking and brokerage services. Sophisticated financial solutions are provided to affluent clients through an upgraded network of 13 centres in selected Canadian cities, with an emphasis on increasing referrals and financial planning.

PRIORITIES

Customized client service. Our new Scotia Private Client centres provide clients with customized financial solutions, using a unique team-based model led by the professional who best reflects the client’s priorities. We continue to incorporate unique elements in our offering, such as innovative lending solutions and complimentary concierge services through Private Banking. Recent client satisfaction research reveals that this new delivery model has helped improve client satisfaction across the Scotia Private Client Group.

Focus on financial planning. Financial planning is a key component of the SPCG offering, and this disciplined approach distinguishes us from our competitors. All new clients are offered a financial overview — an integrated analysis of their financial priorities. As well, a dedicated support team has been formed to provide clients facing more complex situations with a detailed financial analysis, and to help the Scotia Private Client Group account executives build deeper client relationships.

Increase referrals. The integration of the previously separate business lines of Private Banking, Scotiatrust, Scotia Cassels and ScotiaMcLeod has resulted in a substantial increase in referrals from existing clients. As well, clients referred to SPCG are consolidating their business with us; on average, for every dollar referred from within the Scotiabank Group, an additional 130% was transferred from a competitor.

Reduce operating costs. Scotiatrust and Scotia Cassels have reduced costs by streamlining and consolidating operations, including rationalizing offices. Next year, a new common back-end processing platform will be introduced for the Scotia Private Client Group and Retail Brokerage businesses.

ACHIEVEMENTS

•	We established a national network of 13 dedicated private client centres across Canada.

•	Client satisfaction ratings have increased significantly, with 83% of respondents rating the overall performance of their relationship manager as excellent or very good.

52	2002 SCOTIABANK ANNUAL REPORT

Financial Trends

Wealth Management revenues are a part of the financial results of Domestic Banking. Wealth Management operations generated $727 million in revenues in 2002, a modest decrease of 1% or $6 million from last year after adjusting for the transfer of Offshore Trust operations to International Banking. This decline was consistent with generally lower industry revenues due to weak equity markets.

     Brokerage revenues fell a modest 4% from 2001, reflecting a reduction in average trade size and lower interest revenues due to a reduced margin on loan balances and lower interest rates. In response to the weak market conditions, we focused on improving trade pricing discipline. The acquisition and integration of Charles Schwab Canada into the rebranded ScotiaMcLeod Direct Investing service was successfully completed during the year, resulting in an 11% growth in discount brokerage revenues year over year.

     Mutual fund revenues were $109 million in 2002, an increase of $4 million or 4% from 2001. Mutual fund assets rose slightly to $11.4 billion compared to $11.3 billion in 2001, as strong net sales of $658 million were mostly offset by continuing declines in market values.

     Private Client Group revenues were $130 million in 2002, a 3% decrease from 2001. Revenues fell primarily as a result of lower interest rates, partly offset by the repricing of core products and services. In Scotia Cassels, the second-largest provider of private client investment management services in Canada, assets under management were $18 billion, down 2% from 2001.

     Other revenues, which consist primarily of net interest income on our stock-indexed GICs, were $48 million this year, an increase of $13 million or 37% from 2001, reflecting growth in deposit volumes. Scotiabank ranked first in U.S. market-linked GIC deposits and second in Canadian and global market-linked deposits.

     We continued to focus on cost containment across all operating units.

     Assets under administration were $82 billion, flat year over year, as new asset inflows were offset by the market-driven declines in asset values.

Outlook

We will continue to explore growth opportunities and ways to improve efficiency in all areas of Wealth Management. In Retail Brokerage, we expect to increase the number of investment executives, and should see increased client trading if equity markets recover. In SPCG, we will streamline transaction processing and work closely with the Domestic Bank to increase referrals. In Mutual Funds, we expect to drive sales growth through improved support of retail branches, ScotiaMcLeod and third-party sales channels.

Wealth Management	2002	2001		2000

Financial trends — Total revenue ($ millions)
Retail brokerage	$440	$459		$541
Mutual funds	109	105		118
Private Client Group	130	134		131
Other	48	76	(1)	68	(1)
Total revenue	$727	$774		$858
Vital statistics
Staffing	2,623	2,957		2,833
Assets under administration (AUA)(2)	82,370	94,442	(1)	96,647	(1)
Assets under management (AUM)(2)	18,407	18,846		18,539
Number of investment executives (IE)	851	906		791
Assets per IE ($ millions)	44.0	38.9		42.4
New assets — ScotiaMcLeod ($ millions)	10,800	10,540		11,403
% increase in active discount brokerage accounts	26	13		24
Net fund sales ($ millions)	658	2,647		310
% of funds in top quartiles — one-year return	51	64		74

(1)	Includes Offshore Trust, which was transferred to International Banking in 2002 (2001: revenues — $41 million, AUA — $13.1 billion; 2000: revenues — $35 million, AUA $10.5 billion).
(2)	September 30

2002 SCOTIABANK ANNUAL REPORT	53

INTERNATIONAL BANKING

International Banking’s performance this year reflected the diverse circumstances and inherent strength of our international franchise. Despite the significant challenges that we faced in Argentina, our operations in the Caribbean, Mexico and Asia did very well. We remain fully committed to growing business in our key markets.

During the year, we made the extremely difficult decision to leave Argentina, incurring charges against earnings of $540 million (after tax).

     Argentina has been in a recession since the late 1990s, which has had a significant negative impact on the entire country, including the financial sector. In December 2001, Argentina defaulted on its foreign debt. This was the catalyst for a number of government-imposed measures, rules and restrictions on the financial system, such as the mandated conversion of U.S. dollar-denominated assets and liabilities to Argentine pesos at non-market exchange rates.

     In April 2002, the operations of our subsidiary, Scotiabank Quilmes, were suspended, and the central bank refused to provide additional liquidity, even though Quilmes was solvent, had substantial eligible assets to pledge, and was regarded as well managed by both local regulators and Moody’s. In early September, a transaction was completed whereby two Argentine banks — Banco Comafi SA and Banco Bansud SA — assumed the deposit obligations and the branches of Scotiabank Quilmes. Certain of Quilmes’ assets and deposits were transferred to the Argentine government, and the remaining assets were transferred to a liquidating trust for the benefit of creditors. All 1,700 former employees of Scotiabank Quilmes received full severance, and the majority were offered employment with the acquiring banks.

     The situation in Argentina was an unprecedented and very difficult event for Scotiabank — unique in our 170-year history. However, we remain strongly committed to our international operations. Our long history of global banking experience and profitability, as well as our broad, diverse, multinational network are key strengths for us and an important element of our growth strategy.

Caribbean & Central America

STRATEGY

To maintain our dominant market position through service excellence, expanding our extensive branch and electronic delivery network and adding to our extensive array of products and services.

PRIORITIES

Complete the implementation of the Sales and Service Platform. This platform leverages the best Canadian practices in customer relationship management, focusing our resources on the growth and retention of our high-value customers. As well, this segmentation strategy allows us to tailor our product and service mix to different customer groups. This platform is currently in place in 165 branches, and will be operational in the region’s remaining 57 branches by the end of 2003.

     We are also actively reinforcing our commitment to service excellence through an ongoing customer initiative that defines, measures and tracks the key drivers of customer satisfaction and loyalty.

Expand wealth management services. We have created an alliance to provide our highest-value international clients with world-class global investment management expertise. We opened a private banking unit in Kingston, Jamaica,offering an expanded line of wealth management products. As well, mutual funds were launched in Trinidad & Tobago and Costa Rica, supported by a full accreditation program for staff, and a financial toolkit to assist clients with their investment goals.

Expand delivery network in key growth markets. We are aggressively expanding our presence in markets with high growth potential, such as Costa Rica, the Dominican Republic, El Salvador and Puerto Rico, both through organic growth and acquisition. Ten new branches were opened this year, including five in the Dominican Republic.

     In January, we finalized the acquisition of the Citibank Bahamas credit card portfolio, providing our customers with access to the American Airlines AAdvantage travel reward program. This deal makes Scotiabank Bahamas the largest card issuer in the Bahamas and the only bank to support a frequent flyer program.

     As the leading provider of 24/7 self-service banking in the region, expanding our alternative delivery channels remained a key priority throughout the year. More than 90 ABMs were installed across several countries in 2002, to reach a total of 400 by year end. Another 90 machines will be installed in 2003. We introduced 24/7 telephone

54	2002 SCOTIABANK ANNUAL REPORT

banking in Puerto Rico, and are preparing to launch it in the Dominican Republic in early December 2002. As well, Internet banking will be introduced in Jamaica and Trinidad & Tobago by the second quarter of 2003.

Enhance productivity and efficiency. We are creating additional sales and service capacity by leveraging technology, process re-engineering and centralization initiatives:

•	Automated cash processing units were established in Barbados and Bahamas, and centralized accounting units were fully implemented this year in Puerto Rico and the Dominican Republic. As well, a new collections system has been deployed across the region.

•	Data centre consolidation continued, with computer operations in the Dominican Republic consolidated into Puerto Rico.

•	We continue to improve the efficiency of our retail branch network through technology-driven enhancements to ScotiaGlobe, our core banking system.

ACHIEVEMENTS

•	Scotiabank is the first-ever recipient of the LatinFinance Award for Best Bank in the Caribbean.

•	A new regional treasury unit was established in the Bahamas to manage U.S. dollar funding and develop new treasury business and products.

Latin America

STRATEGY

Our strategy centres on our high-potential operations in Mexico and Chile, where we are focused on building market share through service excellence and possible acquisitions or alliances, and increasing the use of alternate delivery channels. A key priority is to acquire the outstanding minority interest positions in Inverlat in 2003.

PRIORITIES

Increase market share. Our major focus in Mexico is to grow market share in the retail and commercial segments by leveraging our extensive delivery network. In 2002, we had considerable success in growing both retail assets and deposits. Inverlat increased its market share of loans to nearly 6%. As well, demand deposits grew by 32%, the fastest growth rate in Mexico.

     Commercial loans increased significantly, due in part to the development of commercial banking centres in key markets.

     In Chile, Scotiabank Sud Americano’s loan portfolio grew by 7%, more than double both local GDP growth and performance by other Chilean banks. In addition, we introduced new credit scoring models and processes to improve customer response time and enhance operating efficiencies.

Increase use of alternative delivery channels. More than 50% of Inverlat’s transactions were completed through alternate delivery channels. We had 2.7 million visits to Inverweb, our online banking service, a significant increase over last year. Inverlat’s call centre set a record with more than 6.5 million calls, a 20% year-over-year increase.

Purchase minority interest of 44% in Inverlat. We are negotiating with the Mexican government to purchase the outstanding minority interest positions in Scotiabank Inverlat.

ACHIEVEMENTS

•	There were significant increases in retail loan volumes, as Inverlat captured 31% of all bank-financed car loans and 37% of all bank-financed mortgages in Mexico.

•	Scotiabank Inverlat was rated #2 in overall customer satisfaction in a survey of retail customers conducted by Gallup Mexico in September 2002.

Asia

STRATEGY

To expand in high-potential markets, selectively increase the use of securities and other treasury products and to grow our niche businesses — trade finance, foreign exchange and precious metals — through aggressive marketing and new technology.

PRIORITIES

Utilize alternatives to traditional loan products. Long-term growth prospects for the region remain strong, but in 2002, most Asian markets continued to be characterized by low loan demand, high liquidity and narrow margins. Despite these lacklustre market conditions, we were able to grow by providing securities and other treasury products to service our traditional customer base.

Grow trade finance business. We continue to seek strategic alliances in Asia to leverage our multinational trade finance network. In particular, correspondent bank-related trade finance grew through focused marketing in this lower risk segment. To support this growth, we are implementing a state-of-the-art trade finance system, initially in Hong Kong, with plans to roll it out to the rest of the region.

Explore high-potential markets. We are in the process of completing a modest minority investment in a domestic bank in China. We will be one of the first foreign banks to participate directly in the domestic market in China, and retail banking in particular. We continue to look for strategic opportunities to grow our presence in India, another high-potential market, where we currently have five branches.

ACHIEVEMENTS

•	The Bank’s export trade finance volumes in Asia rose 33% from last year, as this region continues to be the prime generator of high-return trade finance business for Scotiabank.

•	The restructuring of our Asian treasury operations over the past two years has begun to pay dividends; revenues grew by 34% over last year as we introduced new products and enhanced client service.

2002 SCOTIABANK ANNUAL REPORT	55

Financial Performance

The International Banking division contributed $125 million to the Bank’s earnings this year. Excluding charges of $540 million related to Argentina, earnings were $665 million, a 36% increase over 2001, representing 28% of the Bank’s underlying net income. Return on equity was 3.0% — or 20% excluding the Argentine charges.

     Caribbean and Central American operations continued to lead the division’s contribution, with net income of $290 million this year, a 15% increase over 2001. This strong performance arose from solid revenue growth of 7%, reflecting an increase of 11% in assets and 7% in retail deposits. Lower credit losses and an expanded delivery network also contributed to this increase in earnings.

     Excluding the charges for Argentina, Latin American income was substantially above last year’s level. The Bank’s share of Scotiabank Inverlat’s earnings rose significantly over the year to $110 million in 2002 from $61 million last year. Strong asset and deposit growth, which led to market share gains, was accompanied by excellent credit quality. Growth in Scotiabank Sud Americano in Chile, as well as improved investment income, also contributed to the increase.

     In Asia, earnings rose 22% year over year due to improvement in credit quality and asset growth of 13%, partly offset by lower margins. Trade finance continued to be a major contributor to the region’s profitability.

REVENUES

Net interest income was $2,225 million, an increase of $205 million or 10% from last year, resulting from growth in assets and deposits across all regions. Strong performances in the Caribbean and Central America and Scotiabank Inverlat, as well as moderate growth in Asia, were only partly offset by lower revenues from Argentina.

Other income fell by 2% year over year to $678 million. Adjusting for the impact of the charges for Argentina, underlying other income was 13% higher than the 2001 level, from growth in all regions, led by Scotiabank Inverlat.

Revenue by area

($ millions)	2002	2001	2000

Caribbean(1)	$1,163	$1,123	$1,019
Latin America	1,498	1,397	604
Asia	194	191	199
Wealth Management(2)	48	—	—

Total revenue	$2,903	$2,711	$1,822

(1)	Includes revenues from our Mediterranean operations, which were sold in 2001 (2001 — $36; 2000 — $39).
(2)	Refer to footnote 1 on page 52.

NON-INTEREST EXPENSES

Non-interest expenses were $1,859 million (excluding the charges for Argentina) in 2002, up 11% or $189 million from last year. Most of this increase was due to the inclusion of an additional quarter for Inverlat in 2002. We also incurred higher systems improvement costs and expenses related to the expansion of our delivery network in the Caribbean. As well, growth in business volume and branch expansion at Inverlat contributed to the increase.

CREDIT QUALITY

Of the total provision for credit losses of $523 million for 2002, $454 million was related to Argentina. The remaining provision of $69 million was well below that of the prior year, as credit quality improved or remained in stable condition in all other areas.

Outlook

We expect International Banking’s track record of earnings growth to continue in 2003, particularly in the Caribbean and Central American region, and in Mexico. We anticipate solid business growth in assets, deposits and non-interest revenues, moderated by a stronger Canadian dollar in 2003. As well, selective expansion of the delivery network is expected to continue.

International Banking

	2002

	As	Excluding charges
	reported	for Argentina	2001	2000

Financial performance ($ millions)
Net interest income	$2,225	$2,225	$2,020	$1,371
Other income	678	781	691	451
Provision for credit losses	(523)	(69)	(250)	(185)
Non-interest expenses	(2,096)	(1,859)	(1,670)	(1,057)
Income taxes/non-controlling interest	(159)	(413)	(302)	(216)
Net income	$125	$665	$489	$364
Return on equity (%)	3.0	19.7	18.0	16.4
Average earning assets ($ billions)	58		47	31
Productivity ratio (%)	72.2	61.8	61.6	58.0
Vital statistics
Staffing(1)	15,740		17,628	10,596
Number of branches(1)	722		855	430
Number of ABMs(1)	1,504		1,591	533

(1)	Excludes affiliates

56	2002 SCOTIABANK ANNUAL REPORT

SCOTIA CAPITAL

2002 was a mixed year for Scotia Capital. We had continued success in Canada, and Global Trading had its best year ever. However, there were challenges in our U.S. operations and our historical success in this market has been adversely affected by weakness in the telecommunications and power and energy trading sectors and the well-publicized financial irregularities of several U.S. borrowers.

Our primary objective is to earn an acceptable return on equity, given the capital-intensive nature of the lending business. Managing credit risk and reducing loan losses, particularly in the U.S., will be the key to increasing divisional returns. This will be achieved by developing deeper industry knowledge, better analytical tools to assess risk and to balance the risk/return trade-off, and more proactive management of our loan portfolio. As well, we will incrementally change the business mix from capital-intensive lending to more capital-efficient products.

Canada

STRATEGY

To build deeper client relationships by offering a full range of corporate and investment banking products and services, focusing on clients in eight selected industries — Communications, Media & Technology, Consumer Products, Financial Institutions & Real Estate, Forest Products, Industrial Products, Infrastructure Privatization & Power, Mining and Oil & Gas/Pipelines. This is delivered through a network of professionals in our Canadian Relationship Management group.

PRIORITIES

Focus on client profitability. A key objective is to improve the return from each client relationship, including both lending and non-lending products. To support this priority, we continue to refine our measurement tools for client profitability. As well, we are focused on meeting the full range of client needs by proactively cross selling all Scotia Capital and Scotiabank Group products to clients.

Rank in the top three for each product group. For the 10 financial products that we offer in Canada (lending, equity issuance, equity sales and trading, mergers and acquisitions, fixed income, commercial paper, derivatives, foreign exchange, precious metals and money market sales and trading) we target a top-three ranking, either in market share or in operational excellence, as measured by independent surveys.

Build client relationships as a trusted advisor. We continue to align our organization to deliver innovative, tailored multi-product solutions and industry expertise to our clients.

ACHIEVEMENTS

•	Brendan Wood International ranked Scotia Capital Equity Research #1 in Knowledge of Sector, Overall Quality of Research (tied), Quality of Written Reports (tied) and Level of Personal Service (tied). Scotia Capital also received 16 “All Star” analyst rankings, with seven #1 rankings.

•	During the year, Scotia Capital was ranked #2 in the Canadian income trust market. Transactions included acting as co-lead manager for Abitibi-Consolidated Inc.’s $444-million initial public offering (IPO) of fund units for SFK Pulp Fund, and co-lead manager for the $232-million IPO of trust units for Clearwater Seafoods Income Fund.

•	Scotia Capital’s commitment to product innovation was evidenced by our mandate as sole lead manager for the inaugural $1-billion Manulife Financial Capital Trust Securities (MaCS) offering, the largest Tier 1 capital offering by a Canadian life insurance company.

•	Scotia Capital continued to win lead manager roles in the equity market, acting as joint lead manager for the IPO of the TSX Group, parent company of the Toronto Stock Exchange. The $393 million offering was the largest common share IPO in Canada in 2002, and the first IPO of a North American stock exchange.

2002 SCOTIABANK ANNUAL REPORT	57

United States

STRATEGY

To improve overall profitability by exiting low-return relationships and focusing more on a multi-product offering, with deeper industry knowledge and less dependence on capital-intensive lending. We target clients in eight selected industries through a broad network of relationship managers.

PRIORITIES

Reduce loan losses and improve credit quality. Our top priority is to reduce loan losses. A number of actions have been taken in this regard. We are using expertise derived from industry specialization to enhance the quality of credit decisions. We continue to improve our analytical tools and increase our capabilities in loan portfolio management. As well, to enhance portfolio diversification, single-name exposures and syndication hold guidelines have been reduced.

Focus on client profitability. All existing relationships have been categorized as “core” or “non-core,” based on potential return. Accounts for which we do not expect to earn an acceptable return are organized under a professional team, with a sole focus on exiting the relationship. The Loan Portfolio Management group advises on all new relationships and transactions to ensure that we are being adequately compensated for the risk being assumed.

Improve client segmentation. We took a number of steps to focus client coverage, including reorganizing into eight key industries — Automotive, Energy, Financial Services, Health Care, Media & Communications, Power, Real Estate/Gaming/Leisure and Technology. As well, we are concentrating our efforts on serving clients with credit ratings in the BB to AAA range.

Cross-sell a broader range of products. We continue to deepen client relationships by offering more than loans, proactively marketing fixed income, high-yield, derivative, foreign exchange, cash management and international financial solutions to clients.

ACHIEVEMENTS

•	We deepened our relationship with McDonald’s Corporation, one of our key clients, acting as co-manager on a number of medium-term note issues by the company and Golden Funding Corporation, a related finance company. We also closed a US$45 million co-purchase transaction with Eagle Building Loan Company, a McDonald’s franchisee finance program.

•	Scotia Capital acted as the co-lead manager on a US$850 million high-yield bond issue, and as the co-arranger and administrative agent on a US$375 million facility for a leisure and resort client.

•	Our U.S. product experts provided a US$150 million swap to a vehicle set up by GSC Partners, enabling them to acquire exposure to desired investments by leveraging their equity capital.

Europe

Scotia Capital is a niche player in Western Europe, building relationships based on lending and cross-selling other products to meet client needs in five selected industries —Media & Telecommunications, Transportation & Shipping, Forestry, Power and Entertainment & Leisure.

     Notable successes in the past year were the two advisory mandates from Edison SpA, Italy’s oldest energy company. The mandates cover two projects — a US$1.35 billion natural gas liquification plant in Egypt and a US$700 million regassification terminal to be built offshore in Italy.

Global Trading

STRATEGY

To grow client revenues by providing a diverse range of specialized products, including derivatives, fixed income, foreign exchange, money markets and precious metals, delivered through a network of product specialists and online services.

PRIORITIES

Target high-return transactions and business lines. The Capital Markets Group, which conducts our derivatives activity, achieved its seventh year of strong revenue growth and record net income, particularly in credit derivatives, structured finance and investor products.

Expand outside Canada. We implemented a joint venture with Scotiabank Inverlat, our Mexican bank, to market, trade and structure interest rate, cross-currency, credit and equity derivative products. We are also active in distributing Global Trading products to our U.S. borrowing clients.

Improve efficiency. Global Trading management and administrative groups were restructured with a mandate to further integrate businesses and support platforms.

ACHIEVEMENTS

•	We were voted the #1 Canadian dollar bank by Asia Euromoney.

•	We were the lead underwriter for Export Development Canada’s $500 million bond issue.

58	2002 SCOTIABANK ANNUAL REPORT

Financial Performance

Scotia Capital earned $380 million in 2002, a substantial decrease from net income of $686 million in 2001, due to significantly higher credit losses in U.S. corporate lending. However, earnings from Global Trading and other wholesale activities in Canada increased 3% year over year, buoyed by very strong performances in derivatives, foreign exchange and underwriting.

REVENUES

Total revenues grew 3% to $2,870 million. Global Trading revenues rose 14% year over year, the seventh consecutive year of revenue growth. Global Trading now accounts for one-third of Scotia Capital’s revenue base. Growth was particularly strong in funding operations and in capital markets, despite the challenge of weaker markets.

     Revenues from corporate lending in Canada decreased 21% as the result of a continued contraction of the loan portfolio, reflecting a more selective approach to lending. However, new issue revenue reached record levels, increasing nearly 40% from last year. The proportion of revenues from non-lending activities increased from 40% to 47% in 2002.

     Revenues in the United States grew 9%, despite a reduction in average assets, as the decrease in net interest income was more than offset by higher other income, which rose due to new business activities.

NON-INTEREST EXPENSES

     Total expenses were $1,022 million, an increase of less than 4% over last year. The majority of this was due to higher performance-related compensation in Canadian wholesale operations and Global Trading, as well as increased severance costs.

Revenue by area

($ millions)	2002	2001	2000

Canada	$700	$792	$796
United States	1,020	938	835
Europe	225	251	214
Global Trading	925	813	541

Total revenue	$2,870	$2,794	$2,386

CREDIT QUALITY

Difficult credit conditions in the U.S. continued in 2002, in the telecommunications sector and, more recently, in the power and energy trading sector, accompanied by well-publicized financial irregularities by some larger U.S. companies which led to their default. The provision for credit losses rose to $1,247 million from $754 million last year, as the Bank continued to make timely provisions to deal with the substantial formations in gross impaired loans, primarily in the sectors noted above. The majority of the provision for credit losses was against the U.S. portfolio. Management of credit risk continues to be the top priority.

Outlook

In 2003, Global Trading and the Canadian wholesale business are expected to do reasonably well. In the U.S., several initiatives are under way to reduce credit risk and improve the returns from the loan portfolio. However, credit conditions within certain sectors of the U.S. portfolio, particularly power and energy trading, are expected to remain difficult, and marked by continuing uncertainty, which makes forecasting impaired loan formations and credit losses difficult. Nevertheless, Scotia Capital’s overall results are expected to be better in 2003.

Scotia Capital	2002	2001	2000

Financial performance ($ millions)
Net interest income	$1,615	$1,598	$1,385
Other income	1,255	1,196	1,001
Provision for credit losses	(1,247)	(754)	(412)
Non-interest expenses	(1,022)	(984)	(909)
Income taxes	(221)	(370)	(415)

Net income	$380	$686	$650

Return on equity (%)	6.4	12.5	13.6
Average earning assets ($ billions)	124	115	101
Productivity ratio (%)	35.6	35.2	38.1

Vital statistics
Staffing	1,447	1,488	1,526
Number of calls	11,415	11,440	11,810

2002 SCOTIABANK ANNUAL REPORT	59

RISK MANAGEMENT

Risk Management Overview

The Scotiabank risk management framework has been developed to address the diversity of the Bank’s global business activities. This framework is supported by a robust risk management culture and a strong commitment to active management of risks by both executive and business line management. Scotiabank’s primary risk management objective is to create and protect shareholder value. Through its various business activities, the Bank is exposed to four major types of risk — credit, market, liquidity and operational.

     The risk management framework is driven by the principles that are set out below. These principles are applied to all businesses and risk types.

•	Board oversight — Risk strategies, policies and limits are subject to Board review and approval.

•	Independent review — All risk-taking activities are subject to independent review, separate from the business lines that initiate the activity.

•	Diversification — Policies and limits are designed with a view to ensuring that risks are well diversified.

•	Assessment — Processes are designed to ensure that risks are properly assessed at the transaction, customer and portfolio levels.

•	Review and reporting — Risk profiles of individual customers and portfolios are subjected to ongoing review and reporting to executive management and the Board.

•	Accountability — Business units are accountable for all risks and the related returns, and are allocated capital in line with their risk profiles.

•	Audit review — Individual risks and portfolios are subject to comprehensive internal audit review, with independent reporting to the Audit Committee of the Board by the internal audit function.

The various processes within the Bank’s risk management framework are designed to ensure that risks in the various business activities are properly identified, measured, assessed and controlled. Risk management strategies, policies and limits are then designed to ensure that the Bank’s risk-taking is consistent with its business objectives and risk tolerance. Risks are managed within the limits established by the Board of Directors and implemented by the senior risk management committees described below.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligation. Credit risk arises both in the Bank’s direct lending operations and in its funding, investment and trading activities, where counterparties have repayment or other obligations to the Bank.

CREDIT RISK MANAGEMENT PROCESSES

Credit risk is managed through strategies, policies and limits that are approved by the Board of Directors. The Loan Policy Committee reviews the policies, standards and limits that control risks and recommends to the Board any changes that may be required from time to time. Both the Board and the Loan Policy Committee regularly review the quality of the credit portfolios.

CORPORATE AND COMMERCIAL

Adjudication of corporate and commercial credits is highly centralized. Each credit request is submitted to a credit unit independent of the business line for analysis and recommendation. All commercial and corporate exposures are risk rated using a 19-category rating system. All major credit decisions are referred to a senior credit committee for

Board of Directors

Reviews and approves risk management strategies, policies, standards and key limits.

Senior Management Committees

Loan Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit and Market Risk committees.

Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity risk, and trading and investment portfolio decisions.

Senior Credit Committees: adjudicate non-retail credits within prescribed limits, and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees which authorize major credit policy changes for retail and small business credit.

Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Scotia Capital Trading Risk Committee: assesses and monitors overall market risks, risk control mechanisms, credit risk and compliance issues on an ongoing basis as they relate to trading businesses.

60	2002 SCOTIABANK ANNUAL REPORT

adjudication. The larger credits are referred to the Loan Policy Committee for adjudication and, in certain cases, to the Board of Directors.

     Corporate and commercial credits are monitored regularly by business line and credit department personnel for any signs of deterioration. In addition, a full review and risk analysis of each client relationship is conducted annually, or more frequently for higher-risk credits.

     The Bank classifies its business and government credit exposures into 12 major industry groups. Exposures to various industry groups or industry segments are managed using lending criteria and guidelines unique to each industry. Regular reviews of the various segments of the credit portfolio are undertaken to ensure that changes to the quality of the portfolio are identified and, where appropriate, corrective action taken. These reviews include the examination of the risk to particular industries and countries. The results of these industry and country reviews are reported regularly to the Board of Directors. Recommendations are made by the Loan Policy Committee to the Board to adjust limits to various industries and countries.

     The Bank uses advanced modeling techniques to evaluate risks within the various portfolios. These techniques include the use of independent data to assist in the evaluation of broad risks within the Bank’s credit portfolios. Results of these evaluations also assist in determining whether limits or policies need to be changed.

CONSUMER

Decisions on retail credits and the smallest commercial loans are generally made through the use of sophisticated scoring models. These models are subject to ongoing review to assess their key parameters and ensure that they are creating the desired business and risk results. Proposed changes to these models or their parameters require analysis and recommendation by a credit unit independent of the business line, and approval by the appropriate senior credit committee.

     Consumer credit portfolios are reviewed on a monthly basis for emerging trends in credit quality. Individual borrowers are assessed on an ongoing basis through the use of scoring models and internal analysis of predictive characteristics.

RISK DIVERSIFICATION

The Bank’s credit policies and limits are intended to ensure broad diversification across various types of credit risk. Limits are set for individual borrowers, particular industries, countries and certain types of lending. These various limits are determined taking into account the relative risk of the borrower, industry or country. The Bank’s exposures to various regions and types of borrowers reflect this diversification and are displayed in the following charts and in Tables 15 and 16 on pages 68 and 69.

PORTFOLIO REVIEW

Domestic retail credit quality is in excellent condition. Industry-leading customer-centric credit adjudication and portfolio management methodologies ensure consistent credit quality and early identification of problem loans. Exposure within the domestic commercial portfolio is well diversified and geographically dispersed, with the largest segments of the portfolio in the automotive, real estate and wholesale industries.

     International portfolios, excluding Argentina, also performed well in 2002. Although the market uncertainty with respect to the political situation in Brazil has lessened, the Bank is closely monitoring its Brazilian risk. The Bank’s exposure of $1,065 million is almost entirely in government bonds and trade finance, and has declined during the year.

     Scotia Capital’s U.S. loan portfolio experienced a difficult year. General economic conditions and the impact of certain well-publicized corporate scandals adversely affected credit quality. As well, two broad industry groupings, namely telecommunications and cable and, more recently, power and energy trading, experienced breaches of loan covenants and frequent debt rating downgrades by rating agencies. This contributed to liquidity crises for a number of companies and an inability to access the capital markets. Details of the Bank’s exposure to these industry groupings are set out in Table 17 on page 70.

     The Bank believes that the telecommunications and cable sector has stabilized, and does not expect much further deterioration in the credit quality of this portfolio. The power and energy trading sector has been experiencing significant dislocation due to over-expansion in generating capacity and weaker demand. Certain segments of the sector remain under pressure, and the Bank is closely monitoring its exposures.

2002 SCOTIABANK ANNUAL REPORT	61

     Given the high credit losses and inadequate returns from Scotia Capital’s U.S. loan portfolio, the Bank is reducing its limits for individual borrowers and re-examining its limits for particular industries. In addition, the Bank plans to reduce the size of the corporate loan portfolio and focus on fewer corporate relationships.

Market Risk

Market risk refers to the risk of loss resulting from changes in interest rates, foreign exchange rates, market prices and volatilities that arise from the Bank’s funding, investment and trading activities.

FUNDING	INVESTMENT	TRADING
- interest rate risk	- interest rate risk	- interest rate risk
- foreign exchange risk	- foreign exchange risk	- foreign exchange risk
	- equities risk	- equities risk
- commodities risk

Interest rate risk arises where there is a mismatch between positions that are subject to interest rate adjustment within a specified period. Interest rate risk also includes changes in credit spreads, which represent the premium charged by the market for differences in general or specific credit quality and liquidity. Foreign exchange risk arises from trading activities, foreign currency earnings and investments in foreign subsidiaries. Market risk also arises when the Bank is exposed to changes in prices for assets such as precious metals and equities.

     Market risk exposures are managed through key policies, standards and limits established by the Board of Directors, which are formally reviewed and approved by the Board at least annually. In addition, the Board receives regular reports on risk exposures and performance of the various lines of business.

     Within the policy and limit framework established by the Board, the Liability Committee (LCO) and the Market Risk Management and Policy Committee (MRMPC) provide senior management oversight of the Bank’s market risk exposures. The LCO is primarily focused on asset liability management, which includes funding and investment activities. The MRMPC is responsible for the approval of new products, limits and practices for trading, funding and investment activities. All market risk limits are reviewed at least annually.

RISK MEASUREMENT

The Bank uses a variety of techniques to identify, measure and control the market risks it assumes in its various activities. The application of these techniques is evaluated on an ongoing basis to ensure the accuracy of the results and the quality of the analysis. The key market risk measurement techniques are summarized below.

VALUE AT RISK

Value at risk (VAR) is an estimation of the potential for loss of value that could result from holding a position for a specified period of time within a given level of statistical confidence. For trading books, VAR is calculated daily at a 99% confidence level, for one- and 10-day holding periods, using historical simulations based on 300 days of market data. VAR is also used to evaluate risks arising in certain funding and investment portfolios.

STRESS TESTING

VAR measures potential losses in normally active markets. Stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress-testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 200 stress scenarios on a monthly basis. A selected set of stress tests is performed daily. From time to time, the Bank also uses stress-testing scenarios to evaluate the integrity of its investment portfolio, using stress tests based on specific market events.

SENSITIVITY ANALYSIS AND SIMULATION MODELLING

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios through time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

GAP ANALYSIS

Gap analysis is primarily used to measure interest rate sensitivity. A liability gap occurs when more liabilities than assets are subject to interest rate changes during a given time period. Conversely, an asset-sensitive position arises when more assets than liabilities are subject to rate changes. The Bank applies gap analysis in its retail and wholesale banking operations.

FUNDING AND INVESTMENT ACTIVITIES

The Bank’s asset liability management processes focus on identifying, measuring and controlling the market risks arising in the Bank’s funding and investment activities. The Liability Committee meets weekly to review risks and opportunities, and to evaluate performance.

62	2002 SCOTIABANK ANNUAL REPORT

INTEREST RATE RISK

Interest rate risk arising from the Bank’s funding and investment activities is subject to two key Board-approved global limits. These limits are designed to control the risk to annual income and economic value. The annual income limit measures the effect of a specified shift in interest rates on the Bank’s net income, while the economic value limit protects shareholder value by measuring the impact of a specified increase in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.

     The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within prudent risk tolerances. During fiscal 2002, central banks adopted a more neutral policy on interest rates. In anticipation of this action, the Bank took steps to reduce its liability gaps in both Canadian dollar and foreign currencies. The chart above shows that the Bank’s one-year Canadian dollar liability gap has been decreasing since January 2002, and was in a modest asset-sensitive position for much of the year. As a result, the margin contribution from these risk positions declined slightly in 2002.

     Liability gaps in foreign currencies have also been reduced since January 2002. This decline is most pronounced in the U.S. dollar, which is the largest currency component. Margins on the foreign currency risk positions increased slightly in fiscal 2002, as exposures were positioned to benefit from falling rates.

     Based on the Bank’s interest rate positions at year end 2002, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after tax by approximately $31 million over the next 12 months. During fiscal 2002, this measure has ranged between $31 million and $(104) million. This same shock would reduce the present value of the Bank’s net assets by approximately $304 million ($549 million in 2001).

FOREIGN CURRENCY RISK

Foreign currency risk arising from the Bank’s investments in foreign subsidiaries and foreign currency operations is subject to a Board-approved limit. Foreign currency exposures are reviewed and managed by the Liability Committee.

EQUITIES RISK

Equities risk arises from the Bank’s investing activities, and is subject to Board-approved limits. These investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

INVESTMENT PORTFOLIOS

Investment portfolios generally consist of debt and equity securities held for liquidity, longer-term capital appreciation or attractive after-tax yields. Investment holdings are subject to Board-approved limits. The market value of the Bank’s investment securities portfolio was $25 million below book value at the end of the year, versus a surplus of $537 million last year. This decline was due to weak equity markets, lower values of emerging market debt and sales of investments in 2002. These sales resulted in realized gains of $179 million net of equity and merchant banking investment writedowns.

TRADING ACTIVITIES

Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between exploiting profitable trading opportunities and managing earnings volatility, within a framework of sound and prudent practices. Trading activity is customer focused, but also includes a proprietary component. Trading risks are subject to the controls described below.

     Trading activity is subject to explicit limits which are established by currency, instrument, position and term. Positions are marked to market daily, and valuations are reviewed independently on a regular basis. The back office and risk management units independently review and report on all aspects of trading activity. They provide daily reports of profit and loss, VAR and limit compliance to appropriate departments and executive management for evaluation and action.

     Independent risk management units conduct regular reviews of models and valuations. These units execute and analyze stress testing, sensitivity analysis and VAR calculations, and review and participate in new product development.

     The Board of Directors annually approves aggregate VAR and stress testing limits for the Bank’s trading portfolios, and reviews the results quarterly. The Market Risk Management and Policy Committee also sets VAR limits by business line and reviews the results monthly.

     As the following table demonstrates, during fiscal 2002 the 10-day VAR for trading activities averaged $25.0 million, up $4.0 million from 2001. The increase is due to larger interest rate risk positions, combined with higher market volatility. These were partially offset by an increase in the degree to which risk is diversified among the risk factors. Trading businesses actively changed the size and direction of their interest

2002 SCOTIABANK ANNUAL REPORT	63

rate positions in response to changing economic and market conditions during the year. As a result, the VAR ranged from a low of $10.4 million to a high of $50.0 million.

10-DAY VAR BY RISK FACTOR (AVERAGE, IN $ MILLIONS)

Risk Factor	2002	2001

Interest rate	$23.5	$13.4
Equities	11.5	13.7
Foreign exchange	5.4	3.9
Commodities	2.5	2.3
(Diversification)	(17.9)	(12.3)

Total VAR	$25.0	$21.0

     The histogram below shows the distribution of daily trading revenue for fiscal 2002. Daily trading revenue was positive more than 90% of the time and averaged $3.0 million per day. The growth in trading revenue is due to successful positioning in the interest rate markets and growth in the credit and equity derivatives portfolios.

     The Bank has not experienced any trading losses this year that exceeded the one-day VAR estimate, as can be seen in the graph below.

DERIVATIVE PRODUCTS

The Bank uses derivatives to manage market and credit risks arising from its funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products to hedge interest rate risk exposure. Forwards, swaps and options are also used to manage foreign exchange risk. As a dealer, the Bank markets derivatives to its customers and engages in position taking for its own account.

     The Bank trades in a wide variety of instruments, including interest rate swaps and options, currency swaps, equity and credit derivatives, as well as more complex structured products.

     All derivative transactions are subject to the market risk control, reporting and analytical techniques noted above under Trading Activities. Additional controls and analytical techniques are also applied to address certain market-related risks that are unique to derivative products.

     To control credit risk, the Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. The Bank’s derivatives portfolio is composed primarily of short-term instruments with high-quality counterparties. More than 90% of the credit risk amount arising from the Bank’s derivative transactions is with investment grade counter-parties, consistent with the results reported in 2001.

     The Bank’s credit derivatives activities continued to expand during fiscal 2002, with growth primarily due to credit default swaps as well as structured transactions. The Bank transacts credit default swaps in its trading and investment activities and, in addition, uses them to manage its credit risk. Structured transactions may involve combinations of cash and derivative products. Prior to their approval, these transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax and other risks. These transactions are subject to a cross-functional review and sign off from the Global Risk Management, Taxation, Finance and General Counsel departments. All large structured derivatives transactions are subject to review by senior risk management committees. Once executed, the transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions, with special emphasis placed on credit ratings of the reference assets, and the valuation of credit derivatives and reference assets in these deals. The market risk in these deals is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk.

Liquidity Risk

Liquidity refers to the ability to meet financial obligations and to fund the growth of assets. Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable time period to meet obligations as they

64	2002 SCOTIABANK ANNUAL REPORT

come due. Liquidity management includes estimating and satisfying the liquidity requirements of the Bank in the most cost-effective way.

     The Board of Directors approves the Bank’s liquidity and funding management policies and establishes limits to control the Bank’s global net cumulative cash flow gap and minimum core liquid assets for key global currencies. The Board of Directors entrusts the responsibility for liquidity risk management to the most senior executives of the Bank through the Liability Committee. The Liability Committee meets weekly to evaluate the Bank’s liquidity profile and discuss the strategic approach required to achieve the desired liquidity profile.

     The Bank assesses the adequacy of its liquidity position by analyzing its current liquidity position, present and anticipated funding requirements, and alternative sources of funds. Future cash inflows and outflows are forecast daily.

     As part of the process of the ongoing measurement of funding requirements, the Bank analyzes liquidity requirements under various scenarios, and reviews the underlying assumptions for such scenarios periodically. Contingency plans have been developed that include strategies for managing a liquidity crisis and procedures for addressing cash flow shortfalls in emergency situations, and these plans are updated annually.

     The Bank maintains large holdings of liquid assets to support its operations. These liquid assets can be sold or pledged to meet the Bank’s obligations. As at October 31, 2002, liquid assets were $67 billion (2001 — $63 billion), equal to 23% of total assets versus 22% the previous year. These assets consisted of securities, 70% (2001 — 68%), and cash and deposits, 30% (2001 — 32%). The Bank pledges securities and other liquid assets in order to secure an obligation, participate in clearing or settlement systems, or to operate in foreign jurisdictions. As at October 31, 2002, total assets pledged were $44 billion (2001 —$46 billion). Most of the pledging is associated with the Bank’s securities repurchase and borrowing activities.

     Scotiabank relies on a broad range of funding sources. The principal sources of funding are capital, deposits drawn from retail and commercial clients in the Bank’s extensive domestic and international branch network, and wholesale funding. Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients were $135 billion as at October 31, 2002, versus $134 billion last year. This increase was relatively modest due to the redemption of debentures and the sale of the operations of Scotiabank Quilmes. As at October 31, 2002, the Bank’s core funds represent 46% of total funding (2001 — 47%). In order to ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity.

     The Bank has further enhanced its funding through note issuance programs and the sale of mortgage-backed securities. The Bank issued $3.2 billion in euro medium-term notes and $2.3 billion of mid-term notes in the domestic and U.S. markets. Further details of the Bank’s outstanding medium-term notes are provided in the table below. The Bank also sold $1.8 billion of NHA mortgage-backed securities to Canada Housing Trust as a participant in the Canada Mortgage Bond Program.

MEDIUM-TERM NOTE MATURITIES ($ MILLIONS)

	Wholesale	Euro
	deposit notes	MTN	Total

Less than one year	$1,027	$2,930	$3,957
One to five years	2,929	5,319	8,248
Greater than five years	632	100	732

Total	$4,588	$8,349	$12,937

Off-Balance Sheet Arrangements Involving Special Purpose Entities

Off-balance sheet arrangements involving special purpose entities (SPEs) are utilized by the Bank in the ordinary course of business and fall into two broad categories:

•	From time to time the Bank uses SPEs to securitize certain assets, such as personal loans, mortgages and corporate loans. These securitizations allow the Bank to diversify its funding sources and manage its capital requirements.

•	To assist customers in meeting their financing needs and achieving their investment objectives, the Bank markets products that may involve the use of SPEs.

     Depending on the nature of the transaction, off-balance sheet arrangements involving SPEs may expose the Bank to credit, market, liquidity or operational risks. SPEs are subject to the review and approval processes that the Bank applies to all transactions to ensure that these risks, as well as accounting, related party and ownership issues are properly addressed. As well, steps are taken to ensure that any funding risk associated with off-balance sheet SPEs is properly managed.

     The Bank provides liquidity support to certain SPEs through standby funding arrangements, which are part of the Bank’s indirect commitments to extend credit, as disclosed in Note 20 to the consolidated financial statements on page 103.

2002 SCOTIABANK ANNUAL REPORT	65

Table 11   Interest rate gap

				Non-interest
Interest rate sensitivity position(1)	Within	3 to 12	Over	rate
As at October 31, 2002 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$87.2	$16.7	$40.2	$6.1	$150.2
Liabilities	76.6	23.8	27.7	22.1	150.2

Gap	10.6	(7.1)	12.5	(16.0)
Cumulative gap	10.6	3.5	16.0	—

Foreign currencies
Assets	107.7	11.1	16.6	10.8	146.2
Liabilities	109.2	15.6	6.6	14.8	146.2

Gap	(1.5)	(4.5)	10.0	(4.0)
Cumulative gap	(1.5)	(6.0)	4.0	—

Total Gap	$9.1	$(11.6)	$22.5	$(20.0)
Cumulative gap	9.1	(2.5)	20.0	—

As at October 31, 2001:
Gap	$(13.4)	$(1.3)	$33.3	$(18.6)
Cumulative gap	(13.4)	(14.7)	18.6	—

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans. The off-balance sheet gap is included in liabilities.

Table 12   Liquidity

For the fiscal years ($ millions)	2002	2001	2000	1999	1998

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$868	$1,062	$648	$642	$680
Deposits with other banks	686	1,124	1,131	1,327	1,399
Securities	30,310	25,284	22,129	16,571	15,109
Call and short loans	—	—	—	—	—

	31,864	27,470	23,908	18,540	17,188

Foreign currency liquid assets
Cash and deposits with Bank of Canada	2,370	2,147	1,598	1,302	1,680
Deposits with other banks	16,348	15,827	15,368	13,844	19,141
Securities	16,194	17,702	12,058	10,229	7,531
Call and short loans	—	291	—	—	86

	34,912	35,967	29,024	25,375	28,438

Total liquid assets
Cash and deposits with Bank of Canada	3,238	3,209	2,246	1,944	2,360
Deposits with other banks	17,034	16,951	16,499	15,171	20,540
Securities	46,504	42,986	34,187	26,800	22,640
Call and short loans	—	291	—	—	86

	$66,776	$63,437	$52,932	$43,915	$45,626

Liquid assets as a % of total assets	22.5%	22.3%	20.9%	19.7%	19.5%

66	2002 SCOTIABANK ANNUAL REPORT

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, human behaviour and systems, or from external events. Operational risk is inherent in each of the Bank’s business and key support activities and can manifest itself in various ways. These include breakdowns, errors, business interruptions and inappropriate behaviour of employees, and can potentially result in financial losses and other damage to the Bank.

     Operational losses can be categorized into the following loss types:

•	Errors or breakdowns in transaction processing, including compensation paid to customers, and disbursements made to incorrect parties and not recovered;

•	Legal liability arising from failure to meet legislative or contractual requirements, including employment standards and health or safety laws;

•	Fines and penalties incurred as a result of failure to comply with regulations or legislation;

•	Losses due to fraud, theft and unauthorized activities; and

•	Loss or damage to assets due to natural disasters, acts of terrorism or war, or other accidents.

     Operational risks are managed and controlled within the individual business lines, and a wide variety of checks and balances to address operational risks have been developed as an important part of our risk management culture. They include the overall, group-wide standards established to ensure proper risk analysis and control, including risk management policies, a rigorous planning process, regular organizational review, thorough enforcement of the Bank’s Guidelines for Business Conduct, and clearly defined and documented approval authorities.

     Examples of safeguards developed to minimize the potential for material adverse impact on the Bank include:

•	Continuous identification, measurement, assessment and management of operational risks faced by the Bank;

•	Trained and competent staff, including a knowledgeable and experienced management team committed to risk management;

•	Segregation of duties and delegation of authority within business units; and

•	A comprehensive business recovery planning process, including business resumption plans for all key operations areas, and extensive on- and off-site backup facilities to ensure the availability of service delivery.

     As well, regular audits by an experienced independent internal audit department include comprehensive reviews of the design and operation of internal control systems in all business and support groups, new products and systems, and the reliability and integrity of data processing operations.

     As part of the Bank’s strong control culture, units are also subject to a standard, documented compliance program, the elements of which are regulatory awareness, regulatory risk assessment, compliance monitoring, non-compliance and problem resolution, and compliance reporting. This program is managed by the Group Compliance Department via a network of compliance officers who have specific subsidiary, business line or departmental compliance responsibilities.

     The Bank’s central operational risk management unit is responsible for developing and implementing group-wide methodologies for identifying, measuring, assessing and managing operational risk. In fulfilling its mandate, it has developed a centralized database of operational losses to support risk quantification. As well, it has introduced a self-assessment program whereby the management of all significant units identify their most significant risks and assess the related control environment to ensure that those risks are being effectively managed. The self-assessment program will be deployed group-wide during 2003.

2002 SCOTIABANK ANNUAL REPORT	67

SUPPLEMENTARY DATA*

CREDIT RISK

Table 13   Geographic distribution of earning assets

	2002

		% of
		earning
As at September 30 ($ billions)	Balance	assets	2001	2000	1999	1998

North America
Canada	$147.8	54.8%	$135.3	$133.0	$122.7	$119.2
United States	46.4	17.2	43.1	44.0	38.9	38.9

	194.2	72.0	178.4	177.0	161.6	158.1

Europe
United Kingdom	10.2	3.8	10.4	9.2	8.1	8.8
Germany	2.8	1.1	3.5	3.3	2.4	2.3
Ireland	2.6	0.9	1.4	0.9	1.2	0.8
France	1.4	0.5	1.5	1.9	1.7	2.4
Other	6.1	2.3	6.6	5.0	5.2	6.8

	23.1	8.6	23.4	20.3	18.6	21.1

Asia
South Korea	2.3	0.8	1.5	1.4	1.4	1.2
Japan	1.6	0.6	1.4	1.3	1.3	2.6
Malaysia	1.6	0.6	1.7	1.3	1.2	0.8
Hong Kong	1.2	0.5	1.4	2.0	1.6	1.7
Other	3.3	1.2	3.0	2.4	2.3	3.1

	10.0	3.7	9.0	8.4	7.8	9.4

Caribbean
Jamaica	3.4	1.3	3.2	2.8	2.7	2.4
Puerto Rico	2.6	0.9	2.4	2.1	2.0	2.0
Bahamas	1.8	0.7	1.7	1.5	1.4	1.3
Trinidad &Tobago	1.7	0.6	1.7	1.5	1.3	1.2
Other	5.9	2.2	5.2	4.6	4.2	4.0

	15.4	5.7	14.2	12.5	11.6	10.9

Latin America
Mexico	20.3	7.5	19.7	1.5	1.2	1.4
Chile	3.6	1.3	3.0	3.1	0.4	0.4
Argentina	0.2	0.1	3.7	3.7	3.3	3.4
Other	3.7	1.4	3.9	3.3	2.8	2.9

	27.8	10.3	30.3	11.6	7.7	8.1

Middle East and Africa	0.5	0.2	0.4	0.4	0.6	0.6

General allowance(1)	(1.5)	(0.5)	(1.5)	(1.3)	(1.3)	(0.6)

Total	$269.5	100.0%	$254.2	$228.9	$206.6	$207.6

(1)	As at October 31.

•     Certain comparative amounts in this report have been reclassified to conform with current year presentation.

68	2002 SCOTIABANK ANNUAL REPORT

Table 14   Cross-border exposure to select geographic areas(1)

					Investment in
		Interbank		Government	subsidiaries		2002	2001
As at October 31 ($ millions)	Loans	deposits	Trade	securities	and affiliates	Other	Total	Total

Asia
Thailand	$78	$—	$31	$—	$—	$1	$110	$144
Indonesia	55	—	—	—	—	—	55	128
Malaysia	657	1	6	312	145	1	1,122	1,031
The Philippines	59	—	6	197	—	—	262	313

	849	1	43	509	145	2	1,549	1,616

South Korea	889	—	752	630	—	22	2,293	1,554
Hong Kong	677	—	30	31	—	20	758	568
Other(2)	165	177	147	168	—	9	666	412

	2,580	178	972	1,338	145	53	5,266	4,150

Latin America
Mexico	995	—	244	766	465 (3)	4	2,474	2,082
Brazil	45	—	522	498	—	—	1,065	1,140
Argentina	73	—	9	82	—	—	164	914
Venezuela	6	—	3	190	100	1	300	350
Chile	293	174	76	—	215 (3)	5	763	688
Other(4)	1,192	24	74	100	126	2	1,518	1,464

	2,604	198	928	1,636	906	12	6,284	6,638

Central and Eastern Europe	—	—	1	5	—	—	6	6

Total	$5,184	$376	$1,901	$2,979	$1,051	$65	$11,556	$10,794

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.
(2)	Includes China, Singapore and Taiwan.
(3)	Excludes goodwill of $36 in Mexico and $110 in Chile.
(4)	Includes Colombia, Costa Rica, El Salvador, Panama, Peru and Uruguay.

Table 15   Loans and acceptances by geography

						Percentage mix
Excludes reverse repos
As at September 30 ($ billions)	2002	2001	2000	1999	1998	2002	1998

Canada
Atlantic provinces	$9.4	$9.3	$9.2	$9.1	$9.0	5.9%	6.2%
Quebec	7.1	6.9	8.1	7.5	7.6	4.4	5.3
Ontario	55.5	51.5	50.7	48.3	48.1	34.5	33.4
Manitoba and Saskatchewan	4.8	4.8	4.4	4.2	4.1	3.0	2.8
Alberta	11.1	11.1	11.0	10.0	9.9	6.9	6.9
British Columbia	12.3	12.2	12.4	12.1	12.2	7.6	8.4

	100.2	95.8	95.8	91.2	90.9	62.3	63.0

International
United States	21.5	21.5	23.5	22.0	25.5	13.3	17.7
Europe	10.8	10.3	9.3	7.9	9.1	6.7	6.3
Caribbean	11.6	10.6	9.4	8.7	8.4	7.2	5.8
Asia	4.9	5.2	5.8	5.7	5.9	3.0	4.1
Latin America	13.1	15.0	7.6	4.4	4.7	8.2	3.2
Middle East and Africa	0.3	0.3	0.3	0.4	0.4	0.2	0.3

	62.2	62.9	55.9	49.1	54.0	38.6	37.4

General allowance(1)	(1.5)	(1.5)	(1.3)	(1.3)	(0.6)	(0.9)	(0.4)

Total loans and acceptances	$160.9	$157.2	$150.4	$139.0	$144.3	100.0%	100.0%

(1)	As at October 31.

2002 SCOTIABANK ANNUAL REPORT	69

Table 16   Loans and acceptances by type of borrower

Excludes reverse repos	2002

As at September 30 ($ billions)	Balance	% of total	2001	2000	1999

Loans to households
Residential mortgages	$55.9	34.8%	$52.5	$49.8	$47.6
Personal loans	22.9	14.2	19.7	17.7	16.5
	78.8	49.0	72.2	67.5	64.1
Loans to businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	3.6	2.3	3.5	4.3	3.3
Food and beverage	3.2	2.0	3.4	3.0	2.5
Forest products	2.6	1.6	2.5	2.1	2.2
Agriculture	2.3	1.4	2.3	2.2	2.0
Chemicals	2.2	1.3	2.7	2.0	1.8
Electrical and other machinery	2.0	1.2	3.2	2.9	2.7
Primary metals	1.9	1.2	2.2	2.1	2.0
Mining	1.9	1.2	1.7	1.5	1.8
Other	4.0	2.5	4.9	5.4	4.4

	23.7	14.7	26.4	25.5	22.7
Automotive manufacturing and distribution	5.5	3.4	5.6	6.0	5.8
Banks and other financial services	5.5	3.4	4.4	4.7	4.4
Transportation	5.2	3.2	4.8	5.3	4.6
Wholesale and retail distribution, excluding automotive	5.0	3.1	6.4	6.8	6.7
Utilities	4.9	3.0	3.9	2.6	2.3
Telecommunications and cable	4.8	3.0	4.9	4.1	2.4
Real estate	3.4	2.1	3.5	4.5	4.1
Media	3.3	2.1	3.4	3.6	2.9
Construction	3.1	1.9	3.6	3.1	2.8
Hotels	3.0	1.9	3.1	2.7	2.5
Holding companies	1.5	0.9	1.7	2.2	2.6
Health services	1.4	0.9	1.4	1.6	1.9
Government	1.3	0.8	1.8	0.9	0.9
Commercial mortgages	1.3	0.8	1.4	1.7	1.6
Other services	10.7	6.7	10.2	8.9	8.0

	83.6	51.9	86.5	84.2	76.2
General allowance(1)	(1.5)	(0.9)	(1.5)	(1.3)	(1.3)

Total loans and acceptances	$160.9	100.0%	$157.2	$150.4	$139.0

(1)	As at October 31.

70	2002 SCOTIABANK ANNUAL REPORT

Table 17   Exposure to power and telecommunication sectors

Loans and acceptances, as at October 31, 2002 ($ millions)	Investment grade	Non-investment grade	Total

POWER SECTOR(1)
Regulated utilities	$1,213	$630	$1,843
Diversified generation	—	789	789
Independent power projects with power purchase agreements	558	475	1,033
Other power projects	202	1,005	1,207

Total	$1,973	$2,899	$4,872

TELECOMMUNICATION SECTOR
Cable operators	$223	$1,666	$1,889
Regulated telephone	1,112	249	1,361
Unregulated telephone	69	374	443
Wireless	167	782	949
Other	—	180	180

Total	$1,571	$3,251	$4,822

(1)	Loans in the Power sector are included in the Utilities category in Table 16 on the previous page.

Table 18   Off-balance sheet credit instruments

As at October 31 ($ billions)	2002	2001	2000	1999	1998

Guarantees and letters of credit	$17.0	$12.5	$12.0	$11.5	$11.5
Commitments to extend credit	127.0	132.6	127.7	115.0	101.5
Securities lending and purchase commitments	3.7	3.9	5.5	3.0	3.1

Total	$147.7	$149.0	$145.2	$129.5	$116.1

2002 SCOTIABANK ANNUAL REPORT	71

Table 19   Changes in net impaired loans(1)

As at October 31 ($ millions)	2002	2001	2000	1999	1998

Gross impaired loans
Balance at beginning of year	$4,439	$2,741	$2,380	$2,291	$2,137
Acquisition of subsidiaries	—	906	121	—	237
Net additions	3,054	1,820	965	809	368
Disposal of Scotiabank Quilmes operations(2)	(1,006)	—	—	—	—
Writeoffs	(2,376)	(1,165)	(781)	(658)	(552)
Foreign exchange and other	(124)	137	56	(62)	101

Balance at end of year	3,987	4,439	2,741	2,380	2,291

Allowance for credit losses(3)
Balance at beginning of year	4,180	2,802	2,536	1,870	1,544
Acquisition of subsidiaries	—	919	153	—	160
Provision for credit losses charged to:
Income	2,029	1,425	765	635	595
Retained earnings	—	—	—	550 (4)	—
Disposal of Scotiabank Quilmes operations(2)	(504)	—	—	—	—
Writeoffs	(2,376)	(1,165)	(781)	(658)	(552)
Recoveries	169	123	113	138	57
Foreign exchange and other	(131)	76	16	1	6

Balance at end of year	3,367	4,180	2,802	2,536	1,870

Net impaired loans		(61
Balance at beginning of year	259	(61)	(156)	421	593
Net change in gross impaired loans	(452)	1,698	361	89	154
Net change in allowance for credit losses	813	(1,378)	(266)	(666)	(326)

Balance at end of year	$620	$259	$(61)	$(156)	$421

(1)	Excludes net impaired loans pertaining to designated emerging markets.
(2)	Includes foreign exchange impact.
(3)	Comprises specific and general allowances.
(4)	Refer to footnote (1) on page 120.

Table 20   Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2002		2001	2000	1999	1998

Domestic
Retail	$177		$140	$140	$150	$216
Commercial	82		106	28	84	80

	259		246	168	234	296

International
Latin America	434	(1)	162	99	73	26
Caribbean	73		62	61	33	29
Asia	13		25	16	—	97
Europe	3		1	9	9	3

	523		250	185	115	155

Scotia Capital
Canada	37		38	33	(87)	2
United States	1,131		671	308	229	55
Other	79		45	71	(6)	(13)

	1,247		754	412	136	44

Total	$2,029		$1,250	$765	$485	$495

(1)	Includes specific provisions of $454 established against Argentina, including cross-border exposure.

72	2002 SCOTIABANK ANNUAL REPORT

Table 21   Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2002	2001	2000	1999	1998

Canada
Residential mortgages, personal and credit cards	0.26%	0.23%	0.23%	0.25%	0.37%
Business	0.29	0.34	0.15	(0.01)	0.22
U.S. and Other International	2.06	1.22	0.87	0.57	0.40

Weighted subtotal — specific provisions	1.05	0.68	0.46	0.31	0.34

General provision	—	0.10	—	0.10 (1)	0.07

Weighted total	1.05%	0.78%	0.46%	0.41%	0.41%

(1)	Refer to footnote (1) on page 120.

CAPITAL

Table 22   Capital funding activity

Issues		Maturities/Redemptions/Repurchases

Tier 1 Capital		Preferred shares

April 30, 2002	$750,000,000 Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust	July 29, 2002	$200,000,000 Series 7 non-cumulative preferred shares

		October 29, 2002	$300,000,000 Series 6 non-cumulative preferred shares

Subordinated debentures

		December 4, 2001	$350,000,000 6.00% debentures due December 4, 2006

		June 12, 2002	$300,000,000 6.25% debentures due June 12, 2007

		July 15, 2002	US$500,000,000 6.50% debentures due July 15, 2007

2002 SCOTIABANK ANNUAL REPORT	73

Table 23 Risk-weighted assets

As at October 31 ($ billions)			2002		2001

Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted

On-balance sheet
—	0 -- 20%	Cash resources	$20.3	$3.0	$20.2	$3.0
—	0 -- 100%	Securities(1)	56.2	10.3	53.3	11.3
—	0 -- 50%	Residential mortgages	56.3	15.8	52.3	13.7
—	0 -- 100%	Loans and acceptances	137.8	97.2	132.5	99.8
—	0 -- 100%	Other assets	25.8	5.9	26.1	6.1

		Total on-balance sheet	296.4	132.2	284.4	133.9

Off-balance sheet
		Indirect credit instruments:
0%	—	One year and under credit commitments	87.5	—	92.2	—
20%	0 -- 100%	Short-term trade letters of credit	0.8	0.1	0.8	0.1
50%	0 -- 100%	Longer-term credit commitments	39.5	17.1	40.4	17.7
50%	0 -- 100%	Non-financial guarantees, standby letters of credit, NIFs and RUFs	5.6	2.8	4.8	2.4
100%	0 -- 100%	Financial guarantees, standby letters of credit, securities lending and purchase commitments	14.3	6.9	10.8	4.5

			147.7	26.9	149.0	24.7

		Interest rate instruments:
0 -- 1.5%	0 -- 50%	Futures and forward rate agreements	193.9	—	192.7	0.1
0 -- 1.5%	0 -- 50%	Interest rate swaps	537.8	3.3	514.1	3.3
0 -- 1.5%	0 -- 50%	Interest rate options	98.0	0.2	108.2	0.2

			829.7	3.5	815.0	3.6

		Foreign exchange instruments:
1 -- 7.5%	0 -- 50%	Futures and foreign exchange contracts	213.9	1.5	204.2	1.5
1 -- 7.5%	0 -- 50%	Currency swaps	54.0	0.9	50.2	0.9
1 -- 7.5%	0 -- 50%	Currency options	8.3	0.1	9.2	0.1

			276.2	2.5	263.6	2.5

6 -- 15%	0 -- 50%	Other derivative instruments	35.8	0.9	26.4	0.9

		Total off-balance sheet	1,289.4	33.8	1,254.0	31.7

		Total gross and risk-weighted assets	1,585.8	166.0	1,538.4	165.6

		Impact of master netting		(3.3)	—	(2.8)

		Market risk — risk assets equivalent(1)		2.7	—	2.0

		Total	$1,585.8	$165.4	$1,538.4	$164.8

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk — risk assets equivalent.”

74	2002 SCOTIABANK ANNUAL REPORT

OTHER INFORMATION

Table 24   Charges related to the sale of the operations of Scotiabank Quilmes

	For the three months ended		Fiscal year

($ millions)	Oct. 31 2002	Jan. 31 2002	2002	2001

Provision for (recovery of) credit losses	$(46)	$500	$454	$50
Other income:
Loss on securities	—	20	20	40
Investment banking	(4)	—	(4)	—
Other(1)	—	87	87	10
Non-interest expenses:
Loss on disposal of subsidiary operations(2)	237	—	237	—

Total provision and charges before income taxes	187	607	794	100
Provision for (recovery of) income taxes	(187)	(67)	(254)	(38)

Total	$—	$540	$540	$62

(1)	Reflects the loss from pesofication (the impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at non-market rates, as mandated by the Argentine government).
(2)	Loss on disposal of subsidiary operations is net of a $95 foreign exchange gain, which was transferred from retained earnings. This foreign exchange gain primarily offsets the foreign exchange loss from the devaluation of the Argentine peso on the allowance for credit losses established in the first quarter of 2002.

Table 25   Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2002	2001	2000	1999(2)	1998

Net interest income	2.34%	2.37%	2.26%	2.11%	2.11%
Provision for credit losses	(0.69)	(0.53)	(0.32)	(0.28)	(0.28)
Other income	1.33	1.50	1.54	1.39	1.33

Net interest and other income	2.98	3.34	3.48	3.22	3.16
Non-interest expenses	(2.01)	(2.08)	(2.16)	(2.08)	(2.08)
Restructuring provision and goodwill writeoff	—	—	0.01	0.01	—

Net income before the undernoted:	0.97	1.26	1.33	1.15	1.08
Provision for income taxes and non-controlling interest	(0.36)	(0.46)	(0.52)	(0.47)	(0.43)

Net income	0.61%	0.80%	0.81%	0.68%	0.65%
Average total assets ($ billions)	$296.9	$271.8	$238.7	$229.0	$214.0

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2002 — $268 million; 2001 — $230 million; 2000 — $194 million; 1999 — $163 million; 1998 — $129 million.
(2)	Refer to footnote (1) on page 120.

2002 SCOTIABANK ANNUAL REPORT	75

Table 26   General allowance and unrealized gains (losses) on investment securities

For the fiscal years ($ millions)	2002	2001	2000	1999	1998

General allowance	$1,475	$1,475	$1,300	$1,300	$600

Investment securities
Common and preferred shares	$(131)	$35	$466	$244	$50
Emerging market bonds	219	298	388	154	(76)
Other fixed income	(113)	204	9	(98)	107

	$(25)	$537	$863	$300	$81

Table 27   Assets under administration and management

As at September 30 ($ billions)	2002	2001	2000	1999	1998

Assets under administration
Personal
Retail brokerage	$42.7	$41.7	$46.5	$36.0	$30.3
Investment management and trust	56.4	51.3	47.3	46.9	38.8

	99.1	93.0	93.8	82.9	69.1

Mutual funds	11.8	11.3	10.5	8.8	8.0
Institutional	29.6	43.8	50.6	49.7	40.3

Total	$140.5	$148.1	$154.9	$141.4	$117.4

Assets under management
Personal	$7.8	$8.2	$8.7	$7.5	$6.8
Mutual funds	9.5	9.2	8.1	7.1	4.7
Institutional	1.5	1.7	2.0	1.6	2.0

Total	$18.8	$19.1	$18.8	$16.2	$13.5

Table 28   Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2002	2001

Audit	$8.4	$7.8
Audit-related	3.2	1.6

	11.6	9.4
Financial information systems consulting	—	—
All other consulting services	2.7	3.5

	$14.3	$12.9

76	2002 SCOTIABANK ANNUAL REPORT

Table 29   Selected quarterly information

	2002				2001

As at and for the three months ended	Q4(1)	Q3	Q2	Q1(2)	Q4	Q3	Q2	Q1

OPERATING RESULTS ($ millions)
Net interest and other income	2,653	2,658	2,703	2,603	2,658	2,681	2,549	2,383
Provision for credit losses	429	400	350	850	350	325	350	400
Non-interest expenses	1,562	1,395	1,505	1,512	1,490	1,518	1,394	1,260
Income taxes	7	240	208	146	212	243	232	189
Net income	583	564	598	52	566	554	539	510
Preferred dividends	24	27	27	27	27	27	27	27
Net income available to common shareholders	559	537	571	25	539	527	512	483

OPERATING MEASURES (%)
Return on equity	16.5	16.2	18.3	0.8	17.0	17.3	17.9	17.0
Productivity ratio	57.4	51.1	54.3	56.7	54.6	55.4	53.7	51.7
Net interest margin (TEB)(3)	2.28	2.33	2.34	2.41	2.46	2.43	2.34	2.23

BALANCE SHEET AND OFF-BALANCE SHEET INFORMATION ($ billions)
Cash and securities	76.5	78.0	82.1	82.4	73.4	68.7	68.8	68.3
Loans and acceptances	194.1	194.7	191.4	187.7	184.7	182.0	184.7	185.4
Total assets	296.4	299.8	297.1	294.5	284.4	271.2	274.9	272.8
Deposits	195.6	197.5	195.4	194.5	186.2	178.5	181.2	181.8
Subordinated debentures	3.9	3.9	5.0	5.0	5.3	5.3	5.3	5.3
Preferred shares	1.3	1.6	1.8	1.8	1.8	1.8	1.8	1.8
Common shareholders’ equity	13.5	13.4	13.0	12.6	12.8	12.3	11.9	11.4
Assets under administration	140.5	152.0	158.0	154.8	148.1	167.6	165.1	157.9
Assets under management	18.8	19.7	21.2	21.1	19.1	18.6	18.4	18.5

BALANCE SHEET MEASURES (%)
Tier 1 capital ratio	9.9	9.8	9.9	9.2	9.3	9.1	9.0	8.6
Total capital ratio	12.7	12.5	13.4	12.7	13.0	12.7	12.5	12.1
Common equity to risk-adjusted assets	8.6	8.3	8.3	8.0	8.1	7.9	7.8	7.4
Net impaired loans as a % of loans and acceptances(4)	0.32	0.52	0.27	0.36	0.14	0.22	0.38	0.58
Specific provision for credit losses as a % of average loans and acceptances	0.87	0.82	0.74	1.77	0.75	0.54	0.55	0.91

COMMON SHARE INFORMATION
Per share ($)
Basic earnings	1.11	1.07	1.13	0.05	1.08	1.05	1.02	0.97
Diluted earnings	1.09	1.05	1.11	0.05	1.05	1.04	1.01	0.95
Dividends	0.37	0.37	0.37	0.34	0.34	0.31	0.31	0.28
Book value	26.78	26.52	25.78	25.00	25.47	24.48	23.85	22.94
Share price ($)
High	51.23	56.19	55.88	50.74	50.50	47.75	47.85	45.95
Low	42.02	44.06	45.20	44.05	42.50	37.50	37.30	37.70
Close	45.88	49.25	53.95	48.59	43.85	45.35	38.05	45.45
Shares outstanding (millions)
Average — Basic	504.0	504.8	504.3	504.3	503.0	501.2	499.8	498.4
Average — Diluted	510.9	513.5	513.3	513.2	511.9	509.4	507.8	506.8
End of period	504.1	503.8	505.3	503.7	503.8	502.2	500.4	499.5
Market capitalization ($ billions)	23.1	24.8	27.3	24.5	22.1	22.8	19.0	22.7

VALUATION MEASURES
Dividend yield (%)	3.2	3.0	2.9	2.9	2.9	2.9	2.9	2.7
Dividend payout ratio (%)	33.3	34.7	32.7	681.0	31.7	29.5	30.3	28.9
Market value to book value multiple	1.7	1.9	2.1	1.9	1.7	1.9	1.6	2.0
Price to earnings multiple (trailing 4 quarters)	13.7	14.8	16.3	15.2	10.6	11.4	9.5	11.8

(1)	Excluding charges for Argentina, the financial results would have been as follows: net interest and other income $2,649, provision for credit losses $475, non-interest expenses $1,325 and income taxes $194. Net income would have been unchanged.
(2)	Excluding charges for Argentina, the financial results would have been as follows: net interest and other income $2,710, provision for credit losses $350, income taxes $213, net income $592, net income available to common shareholders $565, return on equity 17.3%, specific provision for credit losses as a % of average loans and acceptances 0.73%, basic earnings per share $1.12, diluted earnings per share $1.10, dividend payout ratio 30.4% and price to earnings multiple 11.4.
(3)	Taxable equivalent basis.
(4)	Net impaired loans are impaired loans less the allowance for credit losses, including the general allowance.